UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Just Cause Apparel, Inc

2. **Form:** C-Corporation

3. **Jurisdiction of Incorporation/Organization:** South Carolina

4. **Date of organization:** April 27, 2018

5. **Physical address of issuer:** 106 Jala Lake Drive, Easley, South Carolina 29642

6. **Website of issuer:** https://justcauseapparel.com/

7. **Is there a co-issuer:** NO

8. **Name of co-issuer:**

9. **Form:**

10. **Jurisdiction of Incorporation/Organization:**

11. **Date of organization:**

12. **Physical address:**

13. **Website:**

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,**

including the amount of referral and any other fees associated with the offering: Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** 2% of the total amount raised in the form of the securities offered to the public in this offering.

20. **Type of security offered:** Convertible Note (the "*Notes*")
21. **Target number of securities to be offered:** 600,000
22. **Price (or method for determining price):** $1.00
23. **Target offering amount:** $600,000

24. **Oversubscriptions accepted:**   Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☐ First-come, first-served basis   Other – at the Company's Discretion.

26. **Maximum offering amount:** $1,235,000
27. **Deadline to reach the target offering amount:** June 17, 2024
28. **Current number of employees with issuer and co-issuer: 7**

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$161,903	$68,091
Cash & Cash Equivalents:	$79,423	$24,234
Accounts Receivable:	$79,962	$41,616
Short-term Debt:	$150,296	$105,788
Long-term Debt:	0	0
Revenues/Sales:	$959,587	$743,946
Cost of Goods Sold:	$672,291	$529,984
Taxes Paid:	0	0
Net Income:	$23,804	$46,976

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All U.S. states and territories.

	Price to Investors	Service Fees and Commissions (1) (6%)	Net Proceeds
Minimum Individual Purchase Amount	$1,000	$60	$940
Aggregate Minimum Offering Amount	$600,000	$36,000	$564,000
Aggregate Maximum Offering Amount	$1,235,000	$74,100	$1,160,900

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to

or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until: (1)the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000; (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	600,000
Maximum amount of securities being offered	1,235,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for scaling business operations. Further details within.
Voting Rights	The Notes are convertible note debt instruments. The Notes will convert into non-voting shares of common stock in the Company.

SUMMARY OF THE OFFERING TERMS

As part of this Regulation CF, the Company intends to raise contributions ("*Capital Contributions*") through the purchase of the Notes. The Capital Contributions are intended to help the Company grow its Go-To-Market service platform, the scalable online infrastructure, sales and business development, marketing, and digital presence, and to continue the overall growth of the Company's operations and logistics. The Note and your investment will be governed by the terms outlined in the Notes and Company is governed by its amended and restated articles of incorporation (the "***Articles***"), bylaws, and amended and restated shareholders agreement (the "***Shareholders Agreement***"), as such documents may be subsequently amended.

The following is a brief summary of your investment in the Note as well as certain provisions from the Convertible Note, Articles, bylaws, and Shareholders Agreement as of the date hereof, copies of which are attached as **Exhibit A**, **Exhibit B**, **Exhibit C** and **Exhibit D**, respectively. Each prospective Investor, together with the Investor's professional advisors (such as attorneys and accountants), should read this summary and the agreements before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the applicable agreements itself. Capitalized terms not defined herein have the meaning ascribed to them in the applicable agreements.

CONVERTIBLE NOTE

The investors will become noteholders pursuant to this offering under Regulation CF by the purchase of a Note. The noteholder will be subject to the following terms in the Note.

Interest. This Notes will accrue simple interest on an annual basis at the rate of 8% per annum.

Maturity Date. Unless converted earlier under the terms of the Note, the Notes will mature three (3) years from the date of issuance by the Company (the "***Maturity Date***").

Conversion. The Note will convert into Non-Voting Common Stock on the occurrence of any one of the following events: (1) the closing of the Next Equity Financing event involving the sale of or conversion into Non-Voting Common Stock for the purpose of raising capital; (2) the closing of a sale of the Company or substantially all of its assets; or (3) reaching the Maturity Date before the closing of the Next Equity Financing event or the sale of the Company.

Discount. The Note will receive a discount of 20% if it converts at the Next Equity Financing event.

Security. The Note is a general unsecured obligation of the Company.

Priority. If the Company becomes insolvent or subject to an involuntary proceeding in bankruptcy, fails to pay amounts under the Note or perform any other material covenant under the Note when due, or if the Board of Directors of the Company or the stockholders of the Company adopt a resolution for the liquidation, dissolution or winding up of the Company, then each noteholder may declare a default under the Note ("***Events of Default***"). Upon the occurrence of the noteholder declaring default, the outstanding principal and accrued and unpaid interest under the Note will become due and payable. The amount due by the Company to the noteholder would be initially bypassed by all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions that regularly engage in the business of lending ("***Senior Creditor***"). Nothing within the Convertible Note will preclude or prohibit the noteholder from receiving and retaining any payment unless and until the noteholder has received notice of default from a Senior Creditor or from the conversion of this Note or any amounts due hereunder into the Non-Voting Common Stock.

RESTRICTIONS ON TRANSFER

The Note sold in this offering may not be transferred or resold. Additionally, there is no public market for our Non-Voting Common Stock. The shares of Non-Voting Common Stock or other securities issued upon the conversion of the Note will be subject to restrictions on transferability and resale, and they may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws and in accordance with our Shareholders' Agreement and Convertible Note. The Company does not intend to, nor is it under any obligation to, register or qualify these securities for resale under the Securities Act or under any state securities laws. Accordingly, prospective Investors in the Company must be willing to bear the economic risk of an investment in the Company for the period stipulated in the provisions of the Note. In addition, Regulation CF imposes transfer restrictions on Investors during the first year of investment.

RIGHTS AS A STOCKHOLDER

Prior to the conversion of the Note, the noteholders shall have no rights as stockholders of the Company by virtue of their Note. By executing the Convertible Note, you agree to be bound by the terms of the Company's Shareholders' Agreement upon the conversion of your Note into shares of the Company's Non-Voting Common Stock.

THE NON-VOTING COMMON STOCK.

The shares issuable upon conversion will be Non-Voting Common Stock. The investor will have no voting rights except in the limited circumstances as required by South Carolina corporate law and referenced in the Articles.

MANAGEMENT

In general, the Board of Directors of the Company will have the complete authority and exclusive control to conduct any business on behalf of the Company without the consent of any shareholder. The Board of Directors of the Company consists of Scott E. Porter, Marshall Johnson, Peter Dunphy, and Robert R. Morgan Jr.

BOOKS AND RECORDS

The Company shall maintain its books and records at its principal place of business. The Company will provide all disclosures and other information required under Regulation CF to the Investors in the Company.

INDEMNIFICATION OF THE DIRECTORS

In general, the Board of Directors or Officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another company, or as its representative in a partnership, joint venture, trust, or other enterprise (the "***Indemnified Parties***"), shall be fully indemnified and held harmless legally permissible under and pursuant to the act. The Company will indemnify, defend, and hold all Indemnified Parties harmless from and against any and all claims, liabilities, costs, and expenses, including legal fees, arising out of or in connection with any action taken or omitted by any Indemnified Party, unless such action or omission results from such Indemnified Party's in opposition to the Articles, bylaws or the South Carolina Code of Laws.

DISSOLUTION AND WINDING UP

The Company will be dissolved upon the occurrence of any of the following events, unless otherwise provided in the South Carolina Code of Laws: the affirmative vote of the holders of a majority of the votes entitled to be cast consistent with the Articles; at such time that the Company no longer has any Shareholders; the entry of a decree of judicial dissolution in a proceeding by the Attorney General, a shareholder or a creditor pursuant to the South Carolina Code of Laws; or by the Secretary of State in accordance with the procedures under Grounds for Administrative Dissolution of the South Carolina Code of Laws. The occurrence of an event of withdrawal with respect to a shareholder shall not cause the dissolution of the Company. The bankruptcy, death, dissolution, liquidation, termination, or adjudication of incompetency of a shareholder of the Company shall not cause the termination or dissolution of the Company and the business of the Company shall continue.

Following the dissolution of the Company, in general, the Company will follow the liquidation preferences as determined by the Articles, the Board of Directors, and the priority as listed above.

AMENDMENT

In general, the Company's Articles may be amended by the affirmative vote of the holders of a majority of the votes entitled to be cast, unless the action requires the vote of at least two-thirds (2/3) voting requirements pursuant to the Act. Additionally, the Shareholders Agreement may be amended by an instrument in writing executed by the Company and the majority of the issued and outstanding shares.

NEW SHAREHOLDERS

The Company may admit new shareholders, with the written consent of the Board of Directors without the consent of existing Investors.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Assignment and Transfer Restrictions

In addition to the transfer restrictions set forth in the Shareholders Agreement and Convertible Note, these securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the Securities & Exchange Commission, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of stock in the Company. As such, they will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. Even upon conversion, with any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because each Note is governed by the terms of the Convertible, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the Convertible Note without the written consent of the Company and the noteholder. In addition, because the noteholders rights are limited to those described in the Convertible Note, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

Certain tax considerations

The issuer intends to treat the notes as debt instruments for U.S. federal income tax purposes. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the note based on their particular circumstances.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Scott Porter	72.3%

<u>Directors</u>

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Scott Porter
Position: CEO and Director
Dates: April 2018 - Present
Full-time or Part-Time: Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Scott is an orthopedic surgical oncologist who has over 20 years of clinical experience and a national reputation in medicine. In addition to his role as CEO for Just Cause Apparel, Scott has been the Vice Chair of Operations at the Department of Orthopedic Surgery at Prisma Health for the last 3 years.

Education

Doctor of Medicine from Yale University
Master of Business Administration from Northwestern University's Kellogg School of Management

Name: Marshall Johnson
Position: Director
Dates: April 2018 - Present
Full-time or Part-Time: Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Marshall Johnson is the owner of Johnson Global Solutions LLC which is a sourcing and solutions firm for the textile industry. Marshall has been the owner since 2001

Education

MBA - University of South Carolina Darla Moore School of Business
BA – University of Alabama

Name: Peter Dunphy
Position: Director
Dates: 2018 - Present
Full-time or Part-Time: Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Peter's primary role is Director Finance and Administration - Michelin B2B Franchise Networks in Greenville, SC. where he was worked since Jan. 2021.

Education

MBA – Michigan St. University
Masters of Science in Strategic Intelligence – National Intelligence University

<u>Officers</u>

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Karla Bakersmith
Position: COO
Dates: Feb 2024 - Present
Full-time or Part-Time: Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Karla is the retired Founder, CEO, and President of Scrubs & Beyond, LLC ("***Scrubs & Beyond***"). She started the company in 2000 and grew it into one of the largest retailers of medical apparel and accessories in the country. Prior to Karla's retirement in October 2019, Scrubs & Beyond had customer-facing, online presence and over 120 retail stores.

Education
Bachelor of Business Administration - Southeast Missouri State University

Name: *Alicia Keely*
Position: *Director of Operations*
Dates: Jul 2021 - Present
Full-time or Part-Time: Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Alicia is an operational expert that has worked in healthcare for the past 18 years in various operational capacities. She has served as a program administrator for multiple successful surgical training programs. In additional to work for Just Cause, Alicia has worked as a Medical Residency Coordination for Greenville Health Systems since 2014.

Education
Bachelor of Business Administration with an emphasis in healthcare management – Lander University

Name: *Stephanie Harris*
Position: *Director of Product Management*
Dates: March 2024 – Present
Full-time or Part-Time: Full Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Stephanie is a customer-centric, process improving, problem solving leader with 20 years of experience in the medical apparel industry. Utilizing technical and operational knowledge, cross-functional collaboration and recognized team building abilities, she specializes in streamlining, reducing costs, and creating cohesive productive teams who meet and exceed goals together. Above all, her passion for improving the customer experience is evident in all she does. Before this role she had previously worked at Scrubs & Beyond, LLC until 2019.

Education
Bachelor of Business Administration – Maryville University

Capitalization

Currently, the Company has issued one class of stock. The issued stock is as follows:

Type of security	Voting Common Stock	Non-Voting Common Stock	Option Pool
Amount outstanding	94,732	0	2,001
Voting Rights	Yes	None	None
Anti-Dilution Rights	None	None	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None	Upon conversion, the convertible note will convert into Non-Voting Common Stock.	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	97.3%%	0%	2.7%

The Company has currently 7,001 Option Pool that are subject to use for employment purposes. As of the date of this offering, the Company has 2,001 outstanding Common Stock from this pool.

*The Company intends to create a new incentive option plan to recruit talent and incentivize employees. The details of the employee option plan have not yet been finalized, but it is likely that the employee option plan will be created prior to the automatic conversion date of the Notes.

The Company has the following debt outstanding:

Type of debt	Member Debt
Name of creditor	Scott Porter
Amount outstanding	$27,500
Interest rate	0%
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None		$			

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Scott Porter	CEO	Member Debt	$27,500

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$36,000	6.00%	$74,100
Logistics and Distribution	35.00%	$210,000	35.00%	$432,250
Marketing and Branding	25.00%	$150,000	25.00%	$308,750
Technology and Infrastructure	20.00%	$120,000	20.00%	$247,000
Research and Development	7.00%	$42,000	7.00%	$86,450
Sales and Business Development	7.00%	$42,000	7.00%	$86,450
Total	**100.00%**	**$600,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

The allocation of the use of proceeds among the categories of anticipated expenditures represents the Management of the Company's best estimates based on the current status of the Company's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions or the completion of less than the total Offering, may cause the Company to modify the above-described allocation of proceeds. The Company's use of proceeds may vary significantly in the event any of the Company's assumptions prove inaccurate. The Director reserves the right to change the allocation of proceeds from the Offering as unanticipated events or opportunities arise.

Business Plan Description

The Company's mission is to provide Customers with the right apparel, for the right job, while also supporting a charity of their choice. The Company works toward their mission by partnering with high-quality apparel brands, allowing the Company's platform to assist the Customer in organizing and purchasing their apparel needs and ultimately donate a portion of the net profits to charity. To continue to support this mission, the Company plans to further develop the robust-go-to-market services platform, continue to business development by using top-tier talent to increase the outreach, marketing, and overall digital presence. These investments developments will help the Company's outreach to more Customers and ultimately a greater support to charitable organizations.

This process begins with the Company partnering with brand-name manufacturers to source the high-quality apparel. In 2021, the Company first began servicing healthcare groups and their apparel needs, but since the Company is servicing and working with apparel lines across multiple industries including healthcare, hospitality, and education. With these relationships, the Company can bring the same high-quality products that potential Customers want, but in a streamlined fashion for the group purchase. What makes the Company unique is that not only does the Company streamline the purchase process, but the Company donates to the Customer's favorite charity simply by purchasing apparel through the platform.

From the customer perspective, this process begins by visiting the platform and by submitting a consultation order online or contacting us directly. This will provide the Company the necessary information to better assist the Customer's needs when purchasing the apparel. From there, the Company prepares a customized, online e-store containing the products and styles based on the request. The Company will then collect the orders together, custom pack the order with the option for to embroider the apparel, and then the Company ships it directly to the Customer, saving on shipping costs. As part of the purchase of apparel, the Company works with each group to identify a charitable organization to receive a donation. A portion of the net profits from each purchase will be donated directly to the charitable organization.

When deciding on a charity, the Company takes the responsibility of verifying and vetting each charitable organization. The Company takes steps to verify that the charity is reputable and engaged in helping as many individuals as possible. With the assistance of charity rating agencies such as Charity Navigator and GuideStar, the Company can verify each charitable organization.

This process is also meant to make repeat purchases seamless. Each customer receives their own microsite that acts as the foundation for their account. The microsite will allow Customers quicker access to their apparel needs while continuing to assist our philanthropic mission. For the larger groups, the Company will serve as consultants to better assist in the repeated purchases.

FINANCIAL INFORMATION

The reviewed financial statements of the Company are attached as Exhibit []. There have been no material changes to the financial operations of the Company since December 31, 2023, the date of the financial statements.

Operations

The Company was founded on April 27, 2018. The Company has operated as an ecommerce apparel retailer focused on the corporate apparel market. The Company utilizes a profit-sharing platform which allows customers to share 50% of net profits with their charity of choice.

The Company's revenues to date include earned revenue of $959,587 in 2023 and $743,946 in 2022. The cost or earned revenue in 2023 was $672,291 in 2023 and $529,984 in 2022. The Operating expenses of the company were $287,296 in 2023 and $213,962 in 2022. Therefore, the company had a net income of $23,804 in 2023 and $46,976 in 2022. Historic performance of the issuer is not intended to be representative of expected future performance.

The reviewed financials display balance sheet activities for the years of 2023 and 2022, including cash in the account at the end of 2023 in the amount of $79,423 and $24,234 at the end of 2022.

As described above, the Company intends to use the proceeds of the offering to scale its operations with particular focus on logistics and marketing. The target of this expansion is to increase penetration of corporate apparel market and increase revenues.

Liquidity and Capital Resources

Targeted sources of capital total **$** and are estimated (subject to change) as follows:

Reg CF investment **$1,200,000**

Owner Equity **$ 0**

Loan **$ 0**

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

Currently, neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding. The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

RISK FACTORS AND CONFLICTS OF INTEREST

Just Cause Apparel, Inc. (the "***Company***") is offering convertible promissory notes (each a "***Note***") that will convert to Non-Voting Common Stock upon an expected maturity of three to four years (the "***Offering***").

A purchase of the Notes is speculative and involves a very high degree of risk, including a possible total loss of investment. Each investor should carefully consider the risks described below before making an investment decision. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such risk factors, as would the underlying value of the Notes, which could lead to the complete loss of value of a Note. THE FOLLOWING RISKS ARE JUST A FEW OF THE MANY SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND DO NOT REPRESENT MOST OR ALL OF THE CURRENT AND FUTURE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY.

The nature of the Notes, and thus an investment in the Company, requires that prospective investors have the ability and willingness to bear substantial economic risk for an indefinite period of time and the loss of the entire amount of their investment. There is no assurance that the Company will be successful and a purchase of a Note should be considered highly risky. The success of the Company will depend upon multiple factors, including adverse changes in the general economic conditions impacting the Company and its business, and cannot be predicted at this time. Risks associated with making an investment in the Notes include, but are not limited to, the factors discussed in the following sections:

Risks Related to this Offering

Need to Raise Additional Capital. The Company may need to raise capital in the future in addition to the capital raised in this offering. It is possible the capital raised in the future may be on terms less favorable to the Company or may be dilutive to current investors in the Company. There is also no guarantee or assurance that the Company will secure the additional capital required to fund the business.

The Company's ability to fund operational and technological development, sales and marketing, personnel hiring, and general corporate purposes depends on the ability to generate cash or raise capital in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond the Company's control.

The Company has broad discretion in how to use the proceeds from this offering. The board of directors and executive officers of the Company (together, the "***Company Management***") will have considerable discretion in the application of the net proceeds of this offering, and investors will not have the opportunity as part of their investment decision to assess whether the Company is using the proceeds appropriately. The Company intends to use the net proceeds on sales and business development, marketing and digital presence, scalable online tech infrastructure, and operations and logistics. The Company may change its plans for how it will use the proceeds of this offering and may use the proceeds in ways that are not currently contemplated.

Illiquid Investment. There is not now and likely will not ever be a public market for the Notes. Because the Notes has not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF*.* It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that could be obtained for the Notes in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that he or she is purchasing a Note for their own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the transfer of a Note is also restricted as set forth and described in the convertible note.

In addition, if the Notes are converted into Non-Voting Common Stock or other securities, the issuance of the securities will not be, and is not required to be, registered with the SEC under the Securities Act or qualified under applicable state or other securities laws, and accordingly, the securities may not be resold or otherwise transferred unless the transfer is registered under the Securities Act and qualified under applicable state or other securities laws, or unless exemptions from the registration and qualification requirements are available.

Risks Associated with Minority Ownership. Each investor is not a direct owner of the Company, and the purchase of a Note will not grant investors ownership of the Company. The Notes convert into Non-Voting Common Stock. Therefore, investors will have no right to control corporate actions, and Company Management will have complete discretion on whether to issue additional Notes, repurchase Notes, control a sale, or engage in transactions with affiliates or related parties. Purchasing a Note will not give investors minority investor rights and an investor should be able to bear a complete loss of their investment.

Risk of Dilution. The Company is not restricted from issuing additional Notes or series of Notes or other instruments of Voting Common Stock, Non-Voting Common Stock or preferred stock. The Company may issue notes or interest in the Company in the future for a variety of purposes including (i) to raise funds for the operations of the Company; (ii) in connection with an incentive plan whereby it may issue notes to employees, consultants and service providers of the Company (the Company currently expects to set aside 10% of its equity for service providers, but that number may grow as the Company scales); (iii) as part of a merger or other transaction involving the Company; or (iv) other reasons as determined by Company Management and as provided for in the bylaws and articles of incorporation (together herein referred to as the "*Organizational Documents*"). If the Company does raise additional capital in the future, it is likely investor's interests will be diluted.

Risks of Reliance on Financial Projections. Any financial projections included as part of this offering are solely for purposes of illustrating the potential operating results of the Company, and although they are based upon assumptions, estimates and hypotheses which are believed by the Company to be reasonable, these assumptions, estimates and hypotheses are based in part upon facts and events that are extremely difficult to estimate accurately or predict and over which the Company may have little or no control. The estimates represent sales targets that the Company hopes to achieve but cannot and does not represent what will in fact be achieved. No assurance can be given that the Company will achieve revenues or operating results equal or similar to the estimates. Variances in actual results from those projected are inevitable, and such variances could be material. Each prospective investor should carefully review any financial projections, which must be read together with the risk factors, subscription agreement, and the Note.

No Assurance of Confidentiality. As part of the subscription process, investors will provide significant amounts of information about themselves to the Company. Under the terms of the Company's governing documents and applicable laws, such information may be made available to other investors, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection).

NEITHER THE COMPANY NOR ANY DIRECTOR NOR ANY NOTE HOLDER NOR ANY OF THE COMPANY'S PROFESSIONAL ADVISORS OR CONSULTANTS MAKE ANY REPRESENTATION OR WARRANTY AS TO ANY FINANCIAL PROJECTIONS, AND PROSPECTIVE INVESTORS MUST USE EXTREME CAUTION IN EVALUATING AND UTILIZING THE PROJECTIONS SINCE THE PROJECTIONS ARE NOT NECESSARILY INDICATIVE OF THE PERFORMANCE THE COMPANY WILL ACHIEVE.

Risks Related to the Business

Risks of Donating 50% of Net Profits. The Company will donate 50% of the net profits from its sales to each Customer to a charity selected by that Customer. This means the Company will have 50% less revenue for use in operating the Company, meeting financial demands of the Company, growing the Company, or otherwise use in ways that would be an option if the Company did not donate to charity. This creates significant risks the Company will not have sufficient cash flow to operate or growth the Company or to maintain its business. Potential investors should carefully consider the risks of investing in a Company that will not have full access to the net profits generated from its sales.

Risks Associated with Advertising and Marketing. The Company will be dependent on successful advertising and marketing to acquire new Customers. Ineffective marketing, advertising and promotional programs could inhibit the Company's ability to acquire Customers and generate revenue. The Company's efforts may not be effective or could require increased expenditures, which could have a material adverse effect on the Company's revenue.

Sufficient Revenue to Pay Principal and Interest on the Notes. The Company's ability to pay accrued interest and to repay principal on the Notes when they become due will depend largely on our ability to generate revenues. While the Company may raise additional capital in the future, there can be no assurance that the proceeds of such offering would be used for repayment of the Notes and there can be no assurances the Company will achieve sufficient revenue to pay the principal and accrued interest on the Notes.

Compliance with Laws and Regulations. The Company will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While Company Management believes that the Company will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Company were subject to such registration requirements, the Company's performance could be materially adversely affected.

In general, Company Management will seek to minimize the degree of governmental regulation and oversight to which Company Management and the Company are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Advisers Act) that would be available if Company Management and the Company were subject to greater governmental regulation and oversight. In particular, prospective investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities.

Regulatory Risks. The Company may be subject to laws and regulations regarding the use of an online platform to sell products. In the event any laws or regulations prevent or make it more difficult for Customers to access and use the Company's platform there could be a material adverse effect on the Company. Additionally, it is possible laws or regulations could require some Customers to purchase products that meet specific requirements and if the products offered on the Company's platform do meet these standards then these laws or regulations could have a material adverse on the Company.

Risks Associated with Development Stage Company. The Company is still in the early developmental stages and will face all the risks and uncertainties associated with attempting to grow the business. A loss of an investor's entire investment is possible. The timing of profit realization is highly uncertain. Losses are likely to occur early in the Company's life and it may take a significant amount of time for the realization of gains.

Development stage companies often experience unexpected problems in the areas of product or service development, manufacturing, marketing, financing, and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of development stage companies that survive and prosper is small.

Factors Outside the Control of the Company. The success of the Company will be subject to factors over which the Company will have little or no control, including the availability of subsequent financing, the rapid pace of technological change, market shifts (including the entry of competitors with greater resources or development of competing products, or other changes in the demand for the Company's products and services), and changes in the economy generally. Consequently, investments in private companies are highly speculative. The profitability of the Company may also depend on the ability to develop and protect intellectual property, and there can be no assurances the Company will be successful in securing patent, copyright, or other legal protection (or that such legal protection will be available) for their products, know-how or other intellectual property. Private companies tend to have lower capitalizations and fewer resources and, therefore, often are more vulnerable to financial failure. There can be no assurance any such losses will be offset by gains (if any) realized by the Company.

Changes in Environment. The Company's investment program is intended to extend over a period of years, during which the business, economic, political, regulatory, and technology environments within which the Company operates are expected to undergo substantial changes, some of which may be adverse to the Company. Company Management will have the exclusive right and authority to determine the manner in which the Company will respond to such changes, and investors generally will have no right to withdraw from the Company or to demand any modifications to the Company's operations in consequence thereof.

Prospective investors are particularly cautioned that the investment sourcing, selection, management, and liquidation strategies and procedures exercised in the past by the Company may not be successful, or even practicable, during the Company's term.

Limited Operating History. The Company has a limited operating history. While the Company intends to generate estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) the Company will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Company will achieve its targeted returns; or (iii) an investment in the Company, once made, will be profitable. Historical returns achieved by the Company, or its principals are not predictions of future performance. In addition, there can be no assurance that investments will generate cash flow available for distribution to investors.

Risks of a Unique Business Model. The Company sells its services to large corporation such as health systems, restaurant groups, and retailers that use the Company's platform to make apparel purchasers for its employees (each, a "*Customer*"). The Company's business model uniquely donates 50% of the net profits from its sales to a charity partner selected by the Customer. The model of not retaining all the net profits and willingly donating 50% of those net profits outside the Company may not be appealing to all investors. This unique model allows the Company to support charities and give its Customer an opportunity to choose charities they would like to support with their business. However, the choice not to maximalize the profits returned to the business may be a model that is not appealing to all investors and investors should carefully consider whether they want to invest in the Company's business model.

Reliance on Company Management. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of Company Management. The loss of any members of Company Management could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Additionally, the investors will have no power to prevent any specific person from being so appointed or taking responsibility as a member of Company Management. The investors in the Company will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Company Management in making decisions.

Any prior experience that Company Management may have in making investments of the type expected to be made by the Company was obtained under different market conditions, and there can be no assurance that the Company Management will be able to duplicate prior levels of success or achieve success at all.

Reliance on Third Parties. In addition to the Manufacturers, the Company may require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, bankers, brokers, custodians, consultants, and other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to the Company could have a material adverse effect upon the Company. Except as otherwise provided, the fees and costs associated with such third parties will be paid by the Company.

Technology and Cybersecurity Risks. The Company relies on its information technology systems to manage its business data, communications, advertising content, and its Customer platform. Specifically, the Company may collect and retain sensitive customer data such as credit card numbers and personal identifiable information about its Customers. Network and information systems-related events, such as ransomware attacks, computer hackings, cyber threats, security breaches, viruses or other destructive or disruptive software, process breakdowns, or malicious or other activities, and natural or other disasters could result in a disruption of the Company's services and operations. These events could also result in, without limitation, the improper disclosure of personal data or confidential information, including through third parties that receive any of such information on a confidential basis for business purposes and could be subject to any of these events, or payment of ransom or other amounts to avoid such disclosures and/or restore the Company's systems and services following a cyber or ransomware attack. Any of these events could damage the Company's reputation, require the Company to expend resources to remedy any such breaches, and have a material adverse effect on the Company's business and operations.

Information Technology Risks. The Company depends heavily on the internet, information technology, and other operational systems, whether the Company's or those of others (e.g., custodians, financial intermediaries, and other parties to which we outsource the provision of services or business operations). These systems may fail to operate properly or become disabled as a result of events or circumstances beyond the Company's. Further, despite implementation of a variety of risk management and security measures, our information technology and other systems, and those of others, could be subject to physical or electronic break-ins, unauthorized tampering, or other security breaches, resulting in a failure to maintain the security, availability, integrity, and confidentiality of data assets. Technology failures or cyber security breaches, whether deliberate or unintentional, including those arising from use of third-party service providers, as well as failures or breaches suffered by the issuers of securities in which our strategies invest, could delay or disrupt the Company's ability to do business, cause reputational harm, require additional compliance costs, subject the Company to regulatory inquiries or proceedings and other claims, lead to a loss of clients, or otherwise adversely affect the business.

Highly Competitive Market. The apparel market is highly competitive and dominated by much larger competitors. Competition is generally based upon brand, comfort, fit, style and price. The Company faces competition from other domestic and foreign corporations and manufacturers that market and sell apparel through their own platforms, directly and indirectly competing with the Company. These competitors may be able to offer their products and services at lower prices than the Company and may also have access to greater financing or other resources. If the Company is unable to successfully compete against these competitors then the operations and financial condition of the Company will be materially and adversely affected.

Risks of Maintaining the Company's Platform. The Company uses an online platform where Customers choose the products to purchase. The platform and applications require continual maintenance, upgrading and enhancement to meet operational needs. The Company plans to regularly upgrade and expand the platforms' capabilities. If the Company experiences difficulties with the transition and integration of platform or are unable to implement, maintain or expand the systems properly, the Company could suffer from, among other things, operational disruptions, regulatory problems, working capital disruptions and increases in administrative expenses.

Risks of Loss of Manufacturers. The Company partners with top professional apparel brands to manufacture and supply Customers with their apparel needs (the "*Manufacturers*"). The Company's ability to meet the Customers' needs depends on the ability to maintain relationships with Manufacturers and to continue to grow the platform and offer more manufacturer options to Customers. The Company's business, financial conditions, and operations could be adversely affected if any of the Manufacturers experience financial difficulties that they are not able to overcome resulting from worldwide economic conditions, production problems, difficulties in sourcing raw materials, lack of capacity or transportation disruptions, or if for these or other reasons they raise the prices of the raw materials or finished products the Company purchases from them. There could also be a material adverse impact on the Company's business if there is an interruption in the ability of Manufacturers to provide the products ordered by the Customers. The Company could lose customers and suffer materially adverse economic impact if the Manufacturers are not able to effectively provide the products Customers expect from their orders from the Company.

Risks of Forecasting Demand. The Company's success depends on its ability to accurately forecast the demands of Customers and offer the types of Manufacturers on the platform that will meet the needs to Customers. Factors that could affect the Company's ability to accurately forecast demand for products include the ability to anticipate and respond effectively to evolving consumer preferences and trends and to translate these preferences and trends into marketable product offerings, as well as unanticipated changes in general economic conditions or other factors, which result in cancellations of orders or a reduction or increase in the rate of reorders placed by Customers.

Further, the Manufacturers use various avenues and efforts to sell their apparel, which can be affected by manufacturing processes and the seasonality of certain products. The Manufacturers may be adversely affected if the Company fails to accurately forecast Customer demand and it creates supply issues for Manufacturers. These risks could have a material adverse effect on the Company's brand image as well as its operations and financial condition.

Risks from Manufacturers Costs. The Manufacturers may face increasing costs of materials and labor which may affect prices and impact the Company's ability to maintain satisfactory margins. For example, the cost of the cotton and dyes used in the Manufacturers' products and other costs are impacted by inflation and other factors. If, in the future, the Manufacturers incur volatility in the costs for materials and labor that the Company is unable to offset through price adjustments or improved efficiencies, or if competitors' prices result in downward price pressure, then business, results of operations, financial condition and cash flows may be adversely affected. It may be difficult to continue offering Customers pricing options that allow the Company to generate enough net profit to continue operations and maintain the charitable donations.

Risks of Insufficient Cash Flow. The Company relies on cash flows generated from operations to meet the cash requirements of the business. The Company expects to have significant capital requirements and will need debt capital from outside sources in order to efficiently fund the cash flow needs of the business as it grows. There is no guarantee the Company will be able to access reasonably priced credit in the future and, if it is unable to do so, it could have an adverse effect on the results of operations or financial condition.

Exposure to Credit Risks of Customers. Although many of Customers may pay in advance for products using bank ACH or credit cards, in the course of sales to Customers, the Company may encounter difficulty in collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. While the Company will attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, it may be impossible to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect operating results.

Customers Are Susceptible to Economic Conditions. The Company provides Customers the opportunity to purchase apparel while also donating directly to a charity. This ability to donate to a charity may be viewed as discretionary spending for Customers and if Customers face lower revenue or are dealing with a downturn in economic conditions then they may no longer want to incur the cost of charitable giving. In the face of a difficult economic environment, Customers may choose to purchase products through different platforms that they believe can provide a lower price point.

Exposure to Sales Cycles. The Company expects to experience unpredictable and constant changes to the sales cycles. The sales cycle may be unpredictable due to the review and approval process necessary for Customers to purchase products through the platform or through cycles of various amounts of demand based on seasonal or other factors impacting Customers. The rate that Customers will order products through the platform will likely be highly variable and difficult to predict. As a result of these cycles and unpredictable nature of Customer orders, it may be difficult for the Company to maintain a consistent cash flow and there may be difficulties in predicting future cash flow. Volatility in Customers' purchasing practices and adverse economic conditions could result in not meeting revenue growth objectives and have a material adverse effect on financial condition, operations, or cash flows.

Management of Future Growth. The Company's strategy of development and growth of its platform and services, if it is achieved, may place substantial demands upon Company Management and other resources and may require a substantial amount of working capital, as well as management, operational and other financial resources. Not all of these factors are within the control of the Company. The Company's ability to manage growth successfully will require it to develop strong operational, management, financial and information systems and controls. No assurances can be given that the Company will experience growth or that, if it does, management will be able to manage growth effectively. In such event, the Company's business, financial condition and results of operations could be materially adversely affected.

Certain Potential Conflicts of Interest

Conflicts of Interest. The Company will be subject to various potential conflicts of interest. Company Management or affiliates of Company Management will make investments separate and apart from, or alongside with, the Company. Company Management will be permitted to manage other investment funds and similar vehicles during the Company's term, any of which may compete with the Company for investment opportunities, management time and attention, or otherwise. The Company's governing documents contain certain protections for investors against conflicts of interest faced by the Company Management or its affiliates, but will not purport to do so in a comprehensive manner or to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for investors to subject the behavior of Company Management to close scrutiny.

During the Company's term, many different types of conflicts of interest may arise, all of which are not purported to be included here. Investors ultimately will be heavily dependent upon the good faith of the Company Management.

Risks relating to conflicts of interest are not limited to conflicts affecting the Company Management or the individuals managing the Company. The investors are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that investors as a group will not act in a manner consistent with the best interests of the investors as a group or the best interests of the Company itself. Furthermore, conflicts of interest among the investors likely will make it impracticable for Company Management to manage the affairs of the Company in a manner that is viewed as optimal by all investors. In general, prospective investors should assume that Company Management will not take their unique interests into account when managing the Company's affairs.

Counsel to the Company Does Not Represent the Noteholders. The Company has retained outside counsel in connection with the management and operation of the Company, including, without limitation, the making and holding of investments. Such outside counsel will not represent any investor or prospective investor of the Company, unless the Company and such investor or prospective investor otherwise agree and such investor or prospective investor separately engages outside counsel, in connection with the formation of the Company, the offering of the Notes, the management and operation of the Company or any dispute that may arise between any noteholder, on the one hand, and Company Management, the Company and/or their affiliates on the other hand (the "***Company Legal Matters***"). Any investor or prospective investor will, if it wishes counsel on any Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each investor and prospective investor acknowledges that the Company's outside counsel may represent the Company in connection with the formation of the Company and any and all Company Legal Matters.

CERTAIN MATERIAL U.S. INCOME TAX CONSIDERATIONS

General

This discussion does not deal with all tax considerations that may be relevant to specific investors or classes of investors in light of their unique circumstances. In particular, the discussion does not address any considerations applicable to persons that acquire Notes in connection with the performance of services. Furthermore, no U.S. Federal estate or gift, state, local, alternative minimum or non-U.S. tax considerations are addressed.

Except where specifically addressing considerations applicable to tax-exempt or non-U.S. investors, the discussion assumes that each investor is a U.S. citizen or resident individual, or a corporation or other entity treated as a corporation for U.S. income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia that is not tax-exempt. The discussion is based upon existing law as contained in U.S. Federal statutes, regulations, administrative rulings and judicial decisions in effect as of the date hereof. Future changes to these laws may, on either a prospective or retroactive basis, give rise to materially different tax considerations than those reflected in this summary. Finally, no rulings have been or will be requested from any governmental tax authorities as to any matter, and there can be no assurance that such authorities will not successfully assert a position contrary to one or more of the legal conclusions discussed herein.

ALL PERSONS CONSIDERING AN INVESTMENT IN THE COMPANY ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF SUCH INVESTMENT.

U.S. Federal Income Tax Considerations

Classification of the Company as a C-Corporation. The Company will be treated as a C-Corporation and taxable as a corporate for U.S. Federal income tax purposes with the U.S. Internal Revenue Service (the "***IRS***"). Investors should consult their tax advisors as to the specific consequences of investing in a C-Corporation.

State, Local, and Foreign Taxes. Investors should consider the potential state, local, and foreign tax consequences of an investment in the Notes. In addition to being taxed in its own state, locality, or country of residence, an investor may be subject to tax return filing obligations, withholding obligations and income, franchise, and other taxes in jurisdictions in which the Company operates. Further, the Company may be subject to state and/or local taxes.

Exhibits

EXHIBIT A- Convertible Promissory Note

Exhibit B - Amended Articles of Incorporation

Exhibit C - Bylaws

Exhibit D -Amended and Restated Shareholders Agreement

Exhibit E – Reviewed Financials
Exhibit F – Testing the Waters Materials

Convertible Promissory Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

CONVERTIBLE PROMISSORY NOTE

Principal Amount	**Date of Issuance**
$______________	___________

FOR VALUE RECEIVED, Just Cause Apparel, a South Carolina corporation (the "**Company**"), hereby promises to pay to the order of ___________________ (the "**Holder**"), the principal sum of US ____________(the "**Principal Amount**"), together with interest thereon from the date of issuance of this convertible promissory note (this "**Note**"). Interest will accrue at a simple rate of eight percent (8%) per annum. Unless earlier converted into Conversion Shares (as defined below), the principal and accrued interest of this Note will be due and payable by the Company at any time on or after June 17, 2026 (the "**Maturity Date**") at the Company's election or upon demand by the Holder [Holder/holders (the "**Requisite Noteholders**") of a majority-in-interest of the aggregate principal amount of the Series 1 Notes (as defined below)].

This Note is one of a series (the "**Series**") of convertible promissory notes (collectively, the "**Series 1 Notes**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, principal amount and date of issuance may differ in each Note).

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1

1. Payment. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Holder/Requisite Holders, except in the event of a Sale of the Company (as set forth in Section 4.3).

2. Security. This Note is a general unsecured obligation of the Company.

3. Priority. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "**Senior Debt**"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "**Senior Creditors**") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "**Default Notice**"), the Company will not make, and the Holder will not receive or retain,

any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

4. <u>Conversion</u>. This Note will be convertible into Equity Securities pursuant to the following terms.

    4.1   <u>Definitions</u>.

    (a)   "**Common Stock**" means the Company's common stock with no par value.

    (b)   "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

    (i)   with respect to a conversion pursuant to Section 4.2, shares of the Equity Securities issued in the Next Equity Financing;

    (ii)   with respect to a conversion pursuant to Section 4.3, shares of Common Stock; and

    (iii)   with respect to a conversion pursuant to Section 4.4, shares of Common Stock.

    (c)   "**Conversion Price**" means:

    (i)   with respect to a conversion pursuant to Section 4.2, the lesser of: (A) the product of (x) one hundred percent (100%) <u>less</u> the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

    (ii)   with respect to a conversion pursuant to Section 4.43, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporation Transactions; and

    (iii)   with respect to a conversion pursuant to Section 4.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

    (d)   "**Sale of the Company**" means:

    (i)   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property;

    (ii)   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the

Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Sale of the Company" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the issuance of new Equity Securities in a bona fide financing transaction will not be deemed a "Sale of the Company."

(e) "**Discount**" means twenty percent (20%).

(f) "**Equity Securities**" means (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

(g) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(h) "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's capital stock, assuming (i) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock; and (ii) solely for purposes of Section 4.1(c)(i) and 4(c)(iii), the issuance of all shares of the Company's capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

(i) "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than US$[AMOUNT] (excluding, for the avoidance of doubt, the aggregate principal amount of this Note/the Series 1 Notes).

(j)   "**Preferred Stock**" means all series of the Company's preferred stock, whether now existing or hereafter created.

(k)   "**SAFE**" means any simple agreement for future equity (or other similar agreement) that is issued by the Company for bona fide financing purposes and that may convert into the Company's capital stock in accordance with its terms.

(l)   "**Securities Act**" means the Securities Act of 1933, as amended.

(m)   "**Valuation Cap**" means $5,000,000.

4.2   Next Equity Financing Conversion. The principal balance and unpaid accrued interest on this Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on this Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

4.3   Sale of the Company Conversion. In the event of a Sale of the Company prior to the conversion of this Note pursuant to Section 4.2 or Section 4.4 or the repayment of this Note, the Holder may elect that either: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) the outstanding principal balance of this Note; or (b) this Note will convert immediately prior to the closing of such Sale of the Company (so that the Conversion Shares can participate in the Sale of the Company), into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Sale of the Company by (y) the applicable Conversion Price.

4.4   Maturity Conversion. At any time on or after the Maturity Date, at the election of the Holder/Requisite Noteholders, this Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price.

4.5   Mechanics of Conversion.

(a)   Financing Agreements. The Holder acknowledges that the conversion of this Note into Conversion Shares pursuant to Section 4.2 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

4

(b)   Certificates. As promptly as practicable after the conversion of this Note and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this Note pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

5.   Representations and Warranties of the Company. In connection with the transactions contemplated by this Note, the Company hereby represents and warrants to the Holder as follows:

5.1   Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2   Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this Note. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Note valid and enforceable in accordance with its terms.

6.   Representations and Warranties of the Holder. In connection with the transactions contemplated by this Note, the Holder hereby represents and warrants to the Company as follows:

6.1   Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this Note and to perform all obligations required to be performed by it hereunder. This Note, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2   Purchase Entirely for Own Account. The Holder acknowledges that this Note is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this Note, that this Note, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

6.3   Disclosure of Information; Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.4   Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

6.5   Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

6.6   No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

6.7   Residence. If the Holder is an individual, then the Holder resides in the state or province identified in the address shown on the Holder's signature page hereto. If the Holder is a partnership, corporation, limited liability company or other entity, then the Holder's principal place of business is located in the state or province identified in the address shown on the Holder's signature page hereto.

6.8   Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. The Holder's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

7.   Miscellaneous.

7.1   Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Note will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Holder/Requisite Holder. This Note is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Note, except as expressly provided in this Note.

7.2   Choice of Law. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of South Carolina, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of South Carolina.

7.3   Counterparts. This Note may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4   Titles and Subtitles. The titles and subtitles used in this Note are included for convenience only and are not to be considered in construing or interpreting this Note.

7.5   Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7.5).

7.6   No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection (directly or indirectly) with the transactions contemplated by this Note. The Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

7.7   Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Note.

7.8   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9   Entire Agreement; Amendments and Waivers This Note constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this Note may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each future holder of this Note and the Company. The Company's agreements with each of the holders of the Series 1 Notes are separate agreements, and the sales of the Notes to each of the holders thereof are separate sales. Notwithstanding the foregoing, any term of this Note and the other Series 1 Notes may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each holder of a Series 1 Note and each future holder of all such Series 1 Notes.

7.10   Effect of Amendment or Waiver. The Holder acknowledges and agrees that by the operation of Section 7.9 hereof, the Requisite Noteholders will have the right and power to diminish or eliminate all rights of the Holder under this Note.

7.11   Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions will be excluded from this Note and the balance of the Note will be interpreted as if such provisions were so excluded and this Note will be enforceable in accordance with its terms.

7.12   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7.12(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five percent (5%) of the outstanding Common Stock. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.12(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.12(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7.12(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Note, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.12(a) and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

Notwithstanding the provisions of paragraphs (i) and (ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder. The

Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c)   Legends. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

7.13   Exculpation among Noteholders. The Holder acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. The Holder agrees that no other holder of the Notes, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other holder of the Notes, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

7.14   Acknowledgment. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Shares that occur prior to the conversion of this Note.

7.15   Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the full intent and purpose of this Note and any agreements executed in connection herewith, and to comply with state or federal securities laws or other regulatory approvals.

7.16   Limitation on Interest. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holder as a payment of principal.

7.17   Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7.18   Approval. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note primarily for the operations of its business, and not for any personal, family or household purpose.

7.19   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS

NOTE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.20   Transfer of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

7.21   Events of Default. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Requisite Noteholders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (b) or (c) below), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

(a)   the Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable, unless the Company is able to cure the untimely payment within five (5) days from the date the payment was due under Section 7.21(a);

(b)   the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

7.22   Company Waiver; Delays and Omissions. The Company hereby waives demand, notice, presentment, protest and notice of dishonor. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

[SIGNATURE PAGES FOLLOW]

JUST CAUSE APPAREL

By_____
Name: Scott Porter
Title: Chief Executive Officer

Address:
13 Collins Crest Court
Greenville, SC 29607

Email Address: scott@justcauseapparel.com

Agreed to and accepted as of this date _____.

Name: _____

_____
Signature

Principal Amount: _____

Address:

_____

_____

_____

Phone Number: _____
Email Address: _____

Exhibit B

Amended Articles of Incorporation

STATE OF SOUTH CAROLINA
SECRETARY OF STATE
ARTICLES OF AMENDMENT
OF
JUST CAUSE APPAREL, INC.

Pursuant Section 33-10-106 and 33-10-107 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Incorporation:

I.

<u>NAME</u>

The name of this corporation is Just Cause Apparel, Inc. (the "***Corporation***").

II.

<u>DATE OF INCORPORATION</u>

The Articles of Incorporation were filed on April 27, 2018 (the "***Original Articles***").

III.

<u>REGISTERED AGENT</u>

The address of the Corporation's registered office in the State of South Carolina is located at 106 Jala Lake Drive, Easley, South Carolina   29642. The name of the Corporation's registered agent at such address is Alicia Keely.

IV.

<u>AMENDMENT</u>

On [DATE], the Corporation adopted the following Amendments of its Articles of Incorporation (the "***Amendments***") set out in full as follows:

"Article 2 entitled Statutory Close Corporation, is deleted in its entirety. The Corporation shall no longer be a Statutory Close Corporation.

"Article 3 entitled Registered Office and Agent is hereby renumbered to be Article 2.

"Article 4 of the Articles of Incorporation is hereby deleted and replaced in its entirety with the following new Article renumbered as Article 3:

1

Article 3 – Stock. The Corporation is authorized to issue three classes of stock as follows:

Class of Shares	Authorized Number of Each Class
Voting Common Stock	2,000,000 shares
Non-Voting Common Stock	2,000,000 shares
Preferred Stock	1,000,000 shares

The relative rights, preferences, and limitations of the shares of each class, and of each series within a class are as follows:

a. Common Stock.   Authority is hereby expressly granted to and vested in the Board of Directors of the Corporation to provide for the issue of 2 classes of common stock, of which 2,000,000 shares shall be designated as Voting Common Stock ("*Voting Common Stock*") and 2,000,000 shares shall be designated as Non-voting Common Stock ("*Non-Voting Common Stock*," and together with Voting Common Stock, "*Common Stock*").

   i.   Voting Rights. The holders of record of shares of Voting Common Stock shall be entitled to unlimited voting rights equating to one (1) vote per outstanding share of Voting Common Stock on all matters upon which shareholders are entitled to vote. The shares of Non-Voting Common Stock shall not entitle their holders to any voting rights whatsoever except that (A) the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of these Articles of Incorporation that significantly and adversely affects the powers, preferences or rights of the Non-Voting Common Stock contained herein and (B) the shares of Non-Voting Common Stock shall entitle their holders to one vote per outstanding share of Non-Voting Common Stock with respect to which non-waivable provisions of applicable law require the shares of Non-Voting Stock to have voting rights.

   ii. Other Rights. Shares of Common Stock shall have distribution, dividend, and liquidation rights granted by law or declared by resolution or resolutions of the Board of Directors from time to time, except that in the absence of the establishment of liquidation rights for one or more series of preferred stock (either preferentially to, or on a parity with, the Common Stock) as provided below, the holders of record of shares of Common Stock shall be entitled to receive the net assets of the Corporation upon dissolution. The distribution, dividend, and liquidation rights associated with the shares of Common Stock will be subordinated only to the comparable distribution, dividend, or liquidation rights associated with shares of certain series of preferred stock, if any, but only to the extent such preferences, if any, are established for one or more series of preferred stock by the Board of Directors in its discretion as provided below.

iii. Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation), be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction) and shall be treated as a single class with the voting Common Stock; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock. Notwithstanding the foregoing, and in addition to any other vote required by law.

b. <u>Preferred Stock</u>. Authority is also hereby expressly granted to and vested in the Board of Directors of the Corporation to provide for the issue of preferred stock in one or more series, and in connection therewith to establish by resolution or resolutions of the Board of Directors from time to time providing for the issue of such series, the number of shares to be included in such series, the designation thereof, and the relative rights, preferences, and limitations of each series and the variations in such rights, preferences, and limitations as between series, all to the fullest extent permitted by Section 33-6-102 of the South Carolina Business Corporations Act of 1988, as amended from time to time (the "*Act*"). Without limiting the generality of the grant of authority contained in the preceding sentence, the Board of Directors is authorized to determine any or all of the following with respect to any series of the preferred stock, and the shares of each series may vary from the shares of any other series in any or all of the following respects:

i. The number of shares of such series (which may subsequently be increased, except as otherwise provided by the resolution or resolutions of the Board of Directors providing for the issue of such series, or decreased to a number not less than the number of shares then outstanding) and the distinguishing designation thereof.

ii. The distribution, dividend, and liquidation rights, if any, of such series; the distribution, dividend, or liquidation preferences, if any, as between such series and any other class or series of stock; whether and the extent to which shares of such series shall be entitled to participate in any distributions, dividends, or liquidation proceeds with shares of any other class or series of stock; whether and the extent to which any distributions, dividends, or liquidation proceeds on such series shall be cumulative, noncumulative, or partially cumulative, and any limitations, restrictions, or conditions on the payment of such distributions, dividends, or liquidation proceeds; and whether and the extent to which share dividends of one series of preferred stock may be issued in respect of shares of another series or class without approval of the holders of the series from which the share dividend is to be issued.

iii. The time or times during which, the price or prices at which, and any other terms or conditions on which, the shares of such series may be redeemed, if redeemable, including without limitation, whether redeemable at the option of the Corporation, the shareholder, or any other person.

iv.   The par value or absence of par value, and other economic features of such series.

v.   The voting powers, if any, in addition to the voting powers prescribed by law for shares of such series as a voting group, if any, and the conditions upon effectiveness, and the terms and limitations for exercise of, such voting powers.

vi.   Whether shares of such series shall be convertible into or exchangeable for shares of any other series or class of stock (including without limitation, shares of common stock) or any other securities, and the terms and conditions, if any, applicable to such right, including without limitation, whether convertible or exchangeable at the option of the Corporation, the shareholder or any other person.

vii.   The terms and conditions of applicable purchase, retirement, or sinking fund, if any, which may be provided for the shares of such series.

viii.   The restrictions, if any, upon the creation of indebtedness, payment of distributions on other classes or series of stock, or creation or issuance of additional securities, ranking on a parity with or prior to such series.

ix.   Other relative, participating, optional, or special rights, qualifications, limitations, values, or restrictions, if any, for shares of such series.

Each such series of preferred stock shall be eligible for issue upon the Board of Directors duly adopting the appropriate resolution or resolutions and filing with the Secretary of State of South Carolina of articles of amendment as set forth in Section 33-6-102 of the Act, which shall be effective without shareholder action.

c.   <u>Designation of Certificates</u>.   Share certificates for such capital stock shall designate whether the certificate represents common stock or preferred stock, and in the case of the preferred stock, the series thereof.

Article 5 entitled Existence is hereby renumbered to be Article 4.

Article 6 entitled Stock Transfer Restrictions is hereby deleted in its entirety.

Article 7 entitled Compulsory Purchase of Stock is hereby deleted in its entirety.

"Article 8 of the Articles of Incorporation is hereby deleted and replaced in its entirety with the following new Article renumbered as Article 5:"

Article 5 – Optional Provisions. The optional provisions which the Corporation elects to include in the Articles of Incorporation are as follows:

a. <u>Preemptive Rights</u>.   The Corporation elects not to have preemptive rights. No shareholder shall be entitled to preemptive rights, and no shares of stock of any class issued by the Corporation shall be subject to any preemptive rights, except as (i) the Board of Directors might subsequently provide in articles of amendment filed pursuant to Article 3(b) above, if any; or (ii) set forth in a shareholder agreement, if any.

b. <u>Cumulative Voting</u>.   The Corporation elects not to have cumulative voting. No shareholder shall be entitled to vote cumulatively for election of directors, and no shares of stock of any class issued by the Corporation may be cumulatively voted for election of directors.

c. <u>Staggered Director Terms</u>.   At any time that the Board of Directors of the Corporation consists of six or more directorships, unless provided otherwise by the Articles of Incorporation, the terms of office of directors will be staggered by dividing the total number of directors into three classes, with each class accounting for one-third, as near as may be, of the total number of directorships. The terms of directors in the first class will expire at the first annual shareholders' meeting after their election, the terms of the second class will expire at the second annual shareholders' meeting after their election, and the terms of the third class will expire at the third annual shareholders' meeting after their election. At each annual shareholders' meeting held thereafter, directors shall be chosen for a term of three years to succeed those whose terms expire. If the number of directorships is changed, any increase or decrease shall be so apportioned among the classes as to make all classes as nearly equal in number as possible, and when the number of directorships is increased and any newly created directorships are filled by the Board of Directors, the terms of the additional directors shall expire at the next election of directors by the shareholders. Each director, except in the case of his or her earlier death, written resignation, retirement, disqualification or removal, shall serve for the duration of his or her term, as staggered, and thereafter until his or her successor shall have been elected and qualified.

d. <u>Director Immunity</u>.

   i.   No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for such director taking action authorized in the Bylaws to cause the Corporation to make charitable or other contributions to charitable organizations as described in the Bylaws.

   ii.   No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of such director's fiduciary duty as a director; provided however, the foregoing shall not eliminate or limit the liability of a director: (A) for any breach of the director's duty of loyalty to the Corporation or its shareholders; (B) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of law; (C) imposed for unlawful distributions as set forth in Section 33-8-330 of the Act; or (D) for any transaction from which the director derived an improper personal benefit.

   iii.   This provision 5(d) shall eliminate or limit the liability of a director of the Corporation to the maximum extent permitted from time to time by the Act or any successor law or laws. Any repeal or modification of the foregoing protections by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

e. <u>Evaluation of Offers</u>.   To the fullest extent permitted by law, the Board of Directors, when evaluating any offer by another party to (i) make a tender or exchange offer for any equity security of this Corporation outside of the ordinary course of business, (ii) merge or consolidate this Corporation with any other Corporation, (iii) purchase or otherwise acquire all or substantially all of the properties and assets of this Corporation, or (iv) undertake any similar extraordinary corporate transactions with this Corporation, may in its discretion, in connection with the exercise of its judgment in determining what is in the best interests of this Corporation and its shareholders, give due consideration to: (aa) all relevant factors, including without limitation the social, legal, and economic effects on the employees, customers, suppliers, charities, and other constituencies of this Corporation and its subsidiaries, on the communities and geographical areas in which this Corporation and its subsidiaries operate or are located, and on any of the businesses and properties of this Corporation or any of its subsidiaries, as well as such other factors as the directors deem relevant; and (bb) all features of the consideration being offered, not only in relation to the then current market price for the Corporation's outstanding shares of capital stock, but also in relation to the then current value of the Corporation in a freely negotiated transaction and in relation to the Board of Director's estimate of the future value of this Corporation (including the unrealized value of its properties and assets) as an independent going concern.

f. <u>Majority Voting</u>.   The affirmative vote of the holders of outstanding shares representing a majority of the votes entitled to be cast thereon shall be sufficient to approve for this corporation a merger, consolidation, sale or lease of substantially all corporate assets outside the ordinary course of business, plan of share exchange, voluntary dissolution, amendment to these Articles of Incorporation, or other extraordinary corporate transactions, for any of which the Act otherwise establishes a two-thirds (2/3) voting requirement absent provision for a different voting requirement in the articles of incorporation. The affirmative vote of the holders of outstanding shares representing a majority of the votes entitled to be cast thereon within a voting group, if any, for which the Act requires separate voting, shall be sufficient to approve for this corporation any such extraordinary corporate transactions, for any of which the Act otherwise establishes a two-thirds (2/3) voting requirement within such voting group absent provision for a different voting requirement in the articles of incorporation. Shareholder voting requirements for all other matters upon which shareholders are entitled to vote shall be as prescribed by the Act. The provisions of this Article 5(f) shall not restrict any authority granted to the Board of Directors under the Act to establish a greater voting requirement for any matter.

g. <u>Miscellaneous</u>.   Terms used herein which are not otherwise defined shall have the meanings ascribed to them in the Act. All references to statutory provisions shall be deemed to include corresponding sections of succeeding law. Each provision of these Articles of Incorporation shall be deemed severable from, and shall survive the illegality or invalidity of, any other provision herein.

Article 7 entitled Incorporator is hereby renumbered to be Article 6.

Article 8 entitled Attorney's Certificate is hereby renumbered to be Article 7.

V.

<u>EXCHANGE, RECLASSIFICATION, OR CANCELLATION</u>

The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected, is as follows:

Each share of the common stock of the Corporation outstanding prior to the effectiveness of the Amendments set forth above shall become a share of Voting Common Stock upon the effectiveness of the Amendments set forth above.

VI.

<u>ADOPTION</u>

Complete either "a" or "b", whichever is applicable.

a. Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares* For	Against

*Note: Pursuant to Section 33-10-106(6)(1) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares case for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. The Amendments were duly adopted by the Board of Directors pursuant to Article 4(b) without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

VII.

<u>AUTHORIZATION</u>

Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) _____.

(Signatures follow.)

JUST CAUSE APPAREL, INC.

By:_____
Name: Scott Porter
Its: Chief Executive Officer
Date:

Exhibit C

Bylaws

BYLAWS
OF
YELLOW WARRIOR WEAR, INNC.

_____April 30_____, 2018

Name changed to
"Just Cause Scrubs,
Inc." by Articles of
Amendment Filed
        June 7 ,2018
with the South

ARTICLE I
OFFICES AND REGISTERED AGENT

Carolina Secretary
of State.

Section 1.1.   **Principal Office.** The Corporation shall maintain its Principal Office at a location within or without the State of South Carolina as designated by the Board of Directors from time to time. In the absence of a contrary designation by the Board of Directors, the Principal Office of the Corporation shall be located at the business office of the Corporation's President.

Section 1.2.   **Registered Office.** The Corporation shall maintain a Registered Office as required by the South Carolina Business Corporation Act of 1988, as amended from time to time (the "Act"), at a location in the State of South Carolina designated by the Board of Directors from time to time.

Section 1.3.   **Other Offices.** The Corporation may have such other offices within and without the State of South Carolina as the business of the Corporation may require from time to time. The authority to establish or close such other offices may be delegated by the Board of Directors to one or more of the Officers.

Section 1.4.   **Registered Agent.** The Corporation shall maintain a Registered Agent as required by the Act who shall have a business office at the Registered Office. The Registered Agent shall be designated by the Board of Directors from time to time to serve at its pleasure. In the absence of such designation the Registered Agent shall be the President.

Section 1.5.   **Filings.** In the absence of directions from the Board of Directors to the contrary, the Secretary shall cause the Corporation to maintain currently all filings in respect of the Registered Office and Registered Agent with all governmental officials as required by the Act or otherwise by law.

Section 1.6   **Purposes.** The Corporation's purposes shall be to: (a) conduct retail and commercial activities; and (b) conduct all other business permitted by the Act and other applicable laws of the State of South Carolina; provided however, that in the absence of an amendment to these Bylaws adopted by the Board of Directors or the Shareholders as set forth in Section 8.5 of these Bylaws, the Corporation shall be entitled from time to time to make such charitable or other contributions to such charitable organizations (which in the Board's discretion may (but is not required to) include Sarcoma Warriors, Inc. and any successor thereto) which qualify under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, in such amounts up to 50% of the Corporation's net income (to be determined in accordance with U.S. generally accepted accounting principles) as the Board shall determine to be advisable in the Board's sole and absolute discretion. Although the Corporation's purposes and founding principles are similar to a "benefit corporation," the Corporation has not elected to be a "benefit corporation" governed by the South Carolina Benefit Corporation Act, Sections 33-38-110 et seq. of the SC Code of Laws, and therefore, is not subject to the requirements thereof.

ARTICLE II
SHAREHOLDERS

BYLAWS
OF
YELLOW WARRIOR WEAR, INNC.

_____ April 30 _____, 2018

ARTICLE I
OFFICES AND REGISTERED AGENT

Section 1.1. **Principal Office.** The Corporation shall maintain its Principal Office at a location within or without the State of South Carolina as designated by the Board of Directors from time to time. In the absence of a contrary designation by the Board of Directors, the Principal Office of the Corporation shall be located at the business office of the Corporation's President.

Section 1.2. **Registered Office.** The Corporation shall maintain a Registered Office as required by the South Carolina Business Corporation Act of 1988, as amended from time to time (the "Act"), at a location in the State of South Carolina designated by the Board of Directors from time to time.

Section 1.3. **Other Offices.** The Corporation may have such other offices within and without the State of South Carolina as the business of the Corporation may require from time to time. The authority to establish or close such other offices may be delegated by the Board of Directors to one or more of the Officers.

Section 1.4. **Registered Agent.** The Corporation shall maintain a Registered Agent as required by the Act who shall have a business office at the Registered Office. The Registered Agent shall be designated by the Board of Directors from time to time to serve at its pleasure. In the absence of such designation the Registered Agent shall be the President.

Section 1.5. **Filings.** In the absence of directions from the Board of Directors to the contrary, the Secretary shall cause the Corporation to maintain currently all filings in respect of the Registered Office and Registered Agent with all governmental officials as required by the Act or otherwise by law.

Section 1.6 **Purposes.** The Corporation's purposes shall be to: (a) conduct retail and commercial activities; and (b) conduct all other business permitted by the Act and other applicable laws of the State of South Carolina; provided however, that in the absence of an amendment to these Bylaws adopted by the Board of Directors or the Shareholders as set forth in Section 8.5 of these Bylaws, the Corporation shall be entitled from time to time to make such charitable or other contributions to such charitable organizations (which in the Board's discretion may (but is not required to) include Sarcoma Warriors, Inc. and any successor thereto) which qualify under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, in such amounts up to 50% of the Corporation's net income (to be determined in accordance with U.S. generally accepted accounting principles) as the Board shall determine to be advisable in the Board's sole and absolute discretion. Although the Corporation's purposes and founding principles are similar to a "benefit corporation," the Corporation has not elected to be a "benefit corporation" governed by the South Carolina Benefit Corporation Act, Sections 33-38-110 et seq. of the SC Code of Laws, and therefore, is not subject to the requirements thereof.

ARTICLE II
SHAREHOLDERS

Section 2.1. **Annual Meetings.** An annual meeting of the Shareholders shall be held once each calendar year for the purpose of electing Directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors or the President (or an Officer authorized by the Board of Directors to make such designation) from time to time, provided that the time and place so designated conforms to the requirements of the Act and these Bylaws. In the event any such designation is not communicated to the person(s) giving notice of the meeting as hereinafter provided, the annual meeting shall be held at the Principal Office at the hour of ten o'clock in the morning on the second Tuesday of the third month following the Corporation's fiscal year-end; but if that day shall be a holiday under federal or South Carolina law, then such annual meeting shall be held on the next succeeding business day.

Section 2.2. **Special Meetings.** Special meetings of the Shareholders may be called for any one or more lawful purposes by the Board of Directors or the President, or by the Secretary if the holders of at least ten (10%) percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Secretary one or more written demands for the meeting describing the purpose for which it is to be held. Special meetings of the Shareholders shall be held at a time and location designated by the Board of Directors (or by an Officer authorized by the Board of Directors to make such designation), provided that the time and place so designated conforms to the requirements of the Act and these Bylaws. In the event any such designation is not communicated to the person(s) giving notice of the meeting hereinafter provided, a special meeting of the Shareholders shall be held at the Principal Office at the hour of ten o'clock in the morning on the fourth Tuesday of the calendar month following the calendar month in which the meeting was duly called; but if that day shall be a holiday under federal or South Carolina law, then such special meeting shall be held on the next succeeding business day. A special meeting of the Shareholders shall be duly called when a written call of the special meeting directed to the attention of the Board of Directors and signed by the person(s) calling the meeting is delivered (in person or by registered or certified mail) to the Principal Office.

Section 2.3. **Notice of Meetings, Waiver of Notice.** The Secretary (or, in the event of the inability or refusal to act by the Secretary, such other Officer as may be authorized by the Board of Directors) shall cause written or printed notice of all duly called meetings of Shareholders to be delivered not less than ten nor more than sixty days before the meeting date, either personally, by mail, or by any other method permitted under the Act, to all Shareholders of record entitled to vote at such meeting. If mailed, the notice shall be deemed to be delivered when deposited with postage thereon prepaid in the United States mail, addressed to the Shareholder at the Shareholder's address as it appears on the Corporation's records, or if a Shareholder shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to such shareholder at that other address. Such notice shall state the date, time, and place of the meeting and, in the case of a special meeting, the purpose or purposes for which such meeting was called. If notice of a duly called special meeting of Shareholders is not otherwise given at least ten days prior to the date for such meeting fixed in accordance with these Bylaws, the person(s) calling the special meeting may cause notice of the special meeting to be given that conforms to the requirements of the Act and these Bylaws. Notice of a meeting of Shareholders need not be given to any Shareholder who attends such meeting or who, in person or by proxy, signs a waiver of notice either before or after the meeting. To be effective such waiver shall contain statements or recitals sufficient to identify beyond reasonable doubt the meeting to which it applies. Such statements or recitals may, but need not necessarily, include reference to the date and purpose of the meeting and the business transacted thereat. Statement or recital of the proper date of a meeting shall be conclusive identification of the meeting to which a waiver of notice applies unless the waiver contains additional statements or recitals creating a patent ambiguity as to its proper application.

Section 2.4. **Quorum.** Except as may otherwise be required by the Act or the Corporation's Articles of Incorporation, at any meeting of Shareholders the presence, in person or by proxy, of the holders

NPCOL1:6621598.3

of a majority of the outstanding shares entitled to vote thereat shall constitute a quorum for the transaction of any business properly before the meeting. Shares entitled to vote as a separate voting group on a matter may take action at a meeting on such matter only if a quorum of the shares in the separate voting group are present in person or by proxy at the meeting. Except as may otherwise be required by law or the Corporation's Articles of Incorporation, at any meeting of Shareholders the presence, in person or by proxy, of the holders of a majority of the outstanding shares in a separate voting group entitled to vote thereat as separate voting group, if any, shall constitute a quorum of such separate voting group for purposes of such matter. In the absence of a quorum a meeting may be adjourned from time to time, in accordance with the provisions concerning adjournments contained elsewhere in these Bylaws, by the holders of a majority of the shares represented at the meeting in person or by proxy. At such adjourned meeting a quorum of Shareholders may transact such business as might have been properly transacted at the original meeting.

Section 2.5. **Transaction of Business.** Business transacted at an annual meeting of Shareholders may include all such business as may properly come before the meeting. Business transacted at a special meeting of Shareholders shall be limited to the purposes stated in the notice of the meeting.

Section 2.6. **Shareholders of Record.** For the purpose of determining Shareholders entitled to vote at any meeting of Shareholders, or entitled to receive dividends or other distributions, or in connection with any other proper purpose requiring a determination of Shareholders, the Board of Directors shall by resolution fix a record date for such determination. The date shall be not more than fifty and not less than ten days prior to the date on which the activity requiring the determination is to occur. The Shareholders of record appearing in the stock transfer books of the Corporation at the close of business on the record date so fixed shall constitute the Shareholders of right in respect of the activity in question. In the absence of action by the Board of Directors to fix a record date, the record date shall be ten days prior to the date on which the activity requiring a determination of Shareholders is to occur. A determination of Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting to a date not later than one hundred twenty days after the date fixed for the original meeting; provided, however, that the Board of Directors may in its discretion fix a new record date for any adjourned meeting.

Section 2.7. **Voting.** Except as may otherwise be required by the Act or the Corporation's Articles of Incorporation, and subject to the provisions concerning Shareholders of record contained elsewhere in these Bylaws, a person (or such person's proxy) present at a meeting of Shareholders shall be entitled to one vote for each share of voting stock as to which such person is the Shareholder of record. In elections of Directors, those candidates receiving the greater number of votes cast (although not necessarily a majority of votes cast) at the meeting shall be elected. Any other corporate action shall be authorized by a majority of the votes cast at the meeting unless otherwise provided by the Act, the Corporation's Articles of Incorporation, or these Bylaws.

Section 2.8. **Voting Inspectors.** For each meeting of Shareholders an odd number of persons (which may be only one person) shall be appointed to serve as voting inspectors, either by the Board of Directors prior to the meeting or by the presiding official at the meeting. The voting inspectors may include one or more representatives of the Corporation's Transfer Agent, if any. The voting inspectors shall by majority decision (if more than one inspector) resolve all disputes which may arise concerning the qualification of voters, the validity of proxies, the existence of a quorum, the voting power of shares, and the acceptance, rejection, and tabulation of votes. Each voting inspector shall take an oath (which may be in writing) to execute his duties impartially and to the best of his ability. Such oath shall be administered to each voting inspector before a voting inspector enters upon the discharge of his duties. The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the voting inspector(s), acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the Shareholder. Neither the Corporation nor the voting inspector(s) who accepts or

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rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this section shall be liable in damages to any Shareholder for the consequences of the acceptance or rejection. Corporate action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this Section is valid unless a court of competent jurisdiction determines otherwise.

Section 2.9.   Adjournments. A majority of the voting shares held by Shareholders of record present in person or by proxy at a meeting of Shareholders may (whether or not constituting a quorum) adjourn a meeting from time to time to a date, time, and place fixed by notice as provided for above or, if such date is less than thirty days from the date of adjournment, to a date, time, and place fixed by the majority vote and announced at the original meeting prior to adjournment.

Section 2.10.   Action Without Meeting. To the fullest extent permitted by the Act, holders of record of voting shares may take action without a meeting by written consent as to such matters and in accordance with such requirements and procedures authorized by the Act. Unless otherwise permitted by the Act, such written consent must be signed by all holders of record of voting shares.

Section 2.11.   Proxies. At all meetings of Shareholders, a Shareholder may vote in person or by proxy. Such proxy shall be filed with the Secretary before or at the time of the meeting. A proxy must be filed (a) in writing executed by the Shareholder or by his duly authorized attorney in fact, or (b) by a telegram or cablegram appearing to have been transmitted by the Shareholder; provided, however that the Board of Directors may also establish procedures by which Shareholders can file proxies with the Secretary by telecopier facsimile transmission. No proxy shall be valid after eleven months from the date of its execution unless it qualifies as an irrevocable proxy under the Act.

Section 2.12.   Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted, either in person or by proxy, by the officer, agent, or proxy as the bylaws of that corporation may prescribe, or in the absence of such provision, as the board of directors of the other corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by such trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by such trustee without a transfer of the shares into such trustee's name as trustee.

Shares standing in the name of a receiver may be voted, either in person or by proxy, by the receiver, and shares held by or under the control of a receiver may be voted, either in person or by proxy, by the receiver without the transfer thereof into such receiver's name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the shares so transferred.

Section 2.13.   Action. Approval of actions by Shareholders shall be in accordance with the requirements of the Act, except to the extent otherwise provided by the Articles of Incorporation.

Section 2.14.   Inspection Rights. The Shareholders shall have only such rights to inspect records of this Corporation to the extent, and according to the procedures and limitations, prescribed by the Act.

Section 2.15.   Conduct of Meetings. A meeting of Shareholders shall be chaired by a person chosen by the vote of a majority in interest of the Shareholders present in person or represented by proxy

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at the meeting and entitled to vote thereat. Such presiding official shall appoint a person to act as secretary of the meeting and keep a record of the proceedings thereof. The presiding official shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding official, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Shareholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as such presiding official shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comment by participants, and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. All Shareholder meetings shall be conducted in accordance with procedures deemed fair and reasonable by the official presiding at the meeting.

ARTICLE III
DIRECTORS

Section 3.1. **Authority.** The Board of Directors shall have ultimate authority over the conduct and management of the business and affairs of the Corporation.

Section 3.2. **Number.** The number of Directors shall be no fewer than one (1) nor more than nine (9). The number of Directors may be increased or decreased within such range by action of the Board of Directors or Shareholders from time to time. However, no decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. Initially, the number of Directors shall be four (4).

Section 3.3. **Tenure.** Each Director shall hold office from the date of such Director's election and qualification until such Director's successor shall have been duly elected and qualified, or until such Director's earlier disqualification, removal, resignation, death, or incapacity. An election of all Directors by the Shareholders shall be held at each annual meeting of the Corporation's Shareholders. A Director need not be a Shareholder. In case of any increase in the number of Directors, the additional directorships so created may be filled by the Shareholders or by the Board of Directors in the same manner as a vacancy in the Board of Directors.

Section 3.4. **Removal.** Any Director may be removed from office, with or without cause, by a vote of the holders of a majority of the shares of the Corporation's voting stock. Any Director may be removed from office with cause by a majority vote of the Board of Directors at a meeting at which only the removal and replacement of the Director or Directors in question shall be considered.

Section 3.5. **Vacancies.** The Board of Directors may by majority vote of the Directors then in office, regardless of whether such Directors constitute a quorum, elect a new Director to fill a vacancy on the Board of Directors; provided, however, that no person may be elected to fill a vacancy created by such person's removal from office pursuant to these Bylaws. The Shareholders may also fill any such vacancy in accordance with the Act.

Section 3.6. **Annual and Regular Meetings.** An annual meeting of the Board of Directors shall be called and held for the purpose of transacting such business as may properly come before the meeting. If such meeting is held promptly after and at the place specified for the annual meeting of Shareholders, no notice of the annual meeting of the Board of Directors need be given. Otherwise, such annual meeting of the Board of Directors shall be held at such time after, but not more than thirty days after, the annual meeting of Shareholders and at such place as may be specified in the notice of the meeting. The Board of Directors may by resolution provide for the holding of additional regular meetings without notice

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other than such resolution; provided, however, the resolution shall fix the dates, times, and places for such meetings. The place for any meeting of the Board of Directors may be anywhere within or without the State where the Principal Office is located. Except as otherwise provided by law or these Bylaws, any business may be transacted at any annual or regular meeting of the Board of Directors.

Section 3.7. **Special Meetings; Notice of Special Meeting.** Special meetings of the Board of Directors may be called for any lawful purpose or purposes by any Director or the President. The person calling a special meeting shall give, or cause to be given, to each Director at his business address, notice of the date, time and place of the meeting by any normal means of communication not less than two days nor more than sixty days prior thereto. The notices may, but need not, describe the purpose of the meeting. If mailed, the notice shall be deemed to be delivered five days after being deposited in the United States mail addressed to the Director's business address, with postage thereon prepaid. If notice is given by telegram, the notice shall be deemed delivered when the telegram is delivered to the telegraph company and the transmission fee therefor is paid. If notice is given by telecopier facsimile transmission, the notice shall be deemed delivered when the facsimile of the notice is transmitted to a telecopier facsimile receipt number designated by the receiving Director, if any, so long as such Director transmits to the sender an acknowledgment of receipt. Any time or place fixed for a special meeting must permit participation in the meeting by means of telecommunications as authorized below.

Section 3.8. **Waiver of Notice of Special Meetings.** Notice of a meeting need not be given to any Director who signs a waiver of notice either before or after the meeting. To be effective the waiver shall contain recitals sufficient to identify beyond reasonable doubt the meeting to which it applies. The recitals may, but need not necessarily, include reference to the date and purpose of the meeting and the business transacted thereat. Recital of the proper date of a meeting shall be conclusive identification of the meeting to which a waiver of notice applies unless the waiver contains additional recitals creating a patent ambiguity as to its proper application. The attendance of a Director at a special Directors meeting shall constitute a waiver of notice of that meeting, except where the Director attends the meeting for the sole and express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.9. **Participation by Telecommunications.** Any Director may participate in, and be regarded as present at, any meeting of the Board of Directors by means of conference telephone or any other means of remote electronic communication so long as all persons participating in the meeting can hear each other at the same time.

Section 3.10. **Quorum.** A majority of Directors in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.11. **Action.** The Board of Directors shall take action pursuant to resolutions adopted by the affirmative vote of a majority of the Directors participating in a meeting at which a quorum is present, or the affirmative vote of a greater number of Directors where required by the Corporation's Articles of Incorporation or otherwise by law.

Section 3.12. **Action Without Meeting.** To the fullest extent permitted by the Act, the Board of Directors may take action without a meeting by written consent as to such matters and in accordance with such requirements and procedures authorized by the Act. Unless otherwise permitted by the Act, such written consent must be signed by all Directors.

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Section 3.13. **Presumption of Assent.** A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless such Director's dissent shall be entered in the minutes of the meeting, or unless such Director shall file such Director's written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such Director's dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. The right to dissent shall not apply to a Director who voted in favor of such action.

Section 3.14. **Committees.** The Board of Directors may from time to time by resolution, adopted in accordance with the Act, designate and delegate authority to an Executive Committee, an Audit Committee, a Compensation Committee, and other committees, with any or all such authority as may be permitted by the Act. Any such committee may be designated as a standing committee or as a special committee for specific circumstances or transactions with a limited duration. Each committee shall be composed of two or more members, who shall serve at the pleasure of the Board of Directors. All voting committee members must be Directors of the Corporation appointed by the Board of Directors in accordance with the Act. The duties, rules, and procedures of any committee shall be prescribed by the Board of Directors. The Board of Directors shall designate one member of each committee as its chairman.

Section 3.15. **Committee Meetings.** A majority of each committee's voting members shall constitute a quorum for the transaction of business by the committee, and each committee shall take action pursuant to resolutions adopted by a majority of the committee's voting members participating in a meeting at which a quorum of the committee is present. Each committee may also take action without a meeting by written consent as to such matters and in accordance with such requirements and procedures authorized by the Act for Director action. Unless otherwise permitted by the Act for Director action, such written consent must be signed by all of the committee's voting members. Special meetings of any committee may be called at any time by any person entitled to call a special meeting of the full Board of Directors. Except as otherwise provided in this section, the conduct of all meetings of any committee, including notice thereof, and the taking of any action by such committee, shall be governed by this Article.

Section 3.16. **Compensation.** The Board of Directors may by resolution authorize payment to all Directors of a uniform fixed sum or other benefit, including capital stock and options to purchase capital stock of the Corporation, for attendance at each meeting or a stated salary (which need not be uniform) as a Director, or a combination thereof, in such amounts as the Board may determine from time to time. The Board of Directors may, in its discretion, authorize payments of greater amounts or different forms to the President or particular Directors or committee members than are paid to other Directors. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore. The Board of Directors may also by resolution authorize the payment or reimbursement of all expenses of each Director related to the Director's attendance at meetings or other service to the Corporation.

Section 3.17. **Conduct of Meetings.** All meetings of the Board of Directors shall be conducted in accordance with procedures deemed fair and reasonable by the official presiding at the meeting.

ARTICLE IV
OFFICERS

Section 4.1. **In General.** The Officers of the Corporation shall consist of a President and a Secretary and may also include one or more Vice Presidents, a Treasurer, and such assistant vice presidents, assistant secretaries, assistant treasurers and other officers and agents as the Board of Directors deems advisable from time to time. All Officers shall be appointed by the Board of Directors to serve at the pleasure of the Board. Except as may otherwise be provided by Act or in the Articles of Incorporation, any

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Officer may be removed by the Board of Directors at any time, with or without cause. Any vacancy, however occurring, in any office may be filled by the Board of Directors for the unexpired term. One person may hold two or more offices. Each Officer shall exercise the authority and perform the duties as may be set forth in these Bylaws and any additional authority and duties as the Board of Directors shall determine from time to time.

Section 4.2. **President.** The President shall be the chief executive officer of the Corporation and, subject to the authority of the Board of Directors, shall manage the business and affairs of the Corporation. The President shall whenever possible preside at all meetings of the Board of Directors and Shareholders, unless the meeting attendees entitled to vote thereat elect another presiding official or a Chairman of the Board is elected and is assigned such duties by these Bylaws or by action of the Board of Directors. The President shall see that the resolutions of the Board of Directors and authorized committees thereof are put into effect. Upon approval by resolution of the Board of Directors or an authorized committee thereof, the President shall have full authority to execute on the Corporation's behalf contracts, agreements, notes, bonds, deeds, mortgages, certificates, instruments, and other documents. The President shall also perform such other duties and may exercise such other powers as are incident to the office of president and as are from time to time assigned to him by the Act, these Bylaws, the Board of Directors, or an authorized committee thereof.

Section 4.3. **Vice Presidents.** Except as otherwise determined by the Board of Directors, each Vice President shall serve under the direction of the President. Except as otherwise provided herein, each Vice President shall perform such duties and may exercise such powers as are incident to the office of vice president and as are from time to time assigned to him by the Act, these Bylaws, the Board of Directors, an authorized committee thereof, or the President. In the absence, incapacity, or inability or refusal of the President to act, the most senior Vice President shall assume the authority and perform the duties of the President. If the Board of Directors appoints more than one Vice President, the seniority of the Vice Presidents shall be determined from their dates of appointment unless the Board of Directors shall otherwise specify. Designation of a "Senior" or "Executive" vice president by the Board of Directors, shall be an indication of seniority.

Section 4.4. **Secretary.** Except as otherwise provided by these Bylaws or determined by the Board of Directors, the Secretary shall serve under the direction of the President. Except as otherwise provided by the Board of Directors, the Secretary shall whenever possible attend all meetings of the Board of Directors, and whenever the Secretary cannot attend such meetings, such duty shall be delegated by the presiding officer for such meeting to a duly authorized assistant secretary. The Secretary shall record or cause to be recorded under the Secretary's general supervision the proceedings of all such meetings and any other actions taken by the shareholders or the Board of Directors (or by any committee of the Board in place of the Board) in a book or books (or similar collection) to be kept for such purpose. The Secretary shall upon proper request give, or cause to be given, all notices in connection with such meetings. The Secretary shall be the custodian of the Corporate seal and affix the seal to any document requiring it, and to attest thereto by signature. The Secretary may delegate the Secretary's authority to affix the Corporation's seal and attest thereto by signature to any Assistant Secretary. The Board of Directors may give general authority to any other officer or specified agent to affix the Corporation's seal and to attest thereto by signature. Unless otherwise required by law, the affixing of the Corporation's seal shall not be required to bind the Corporation under any documents duly executed by the Corporation and the use of the seal shall be precatory in the discretion of the Corporation's duly authorized signing officers. The Secretary shall properly keep and file, or cause to be properly kept and filed under the Secretary's supervision, all books, reports, statements, notices, waivers, proxies, tabulations, minutes, certificates, documents, records, lists, and instruments required by the Act or these Bylaws to be kept or filed, as the case may be. The Secretary may when requested, and shall when required, authenticate any records of the Corporation. Except to the extent otherwise required by the Act, the Secretary may maintain, or cause to be maintained,

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such items within or without the State of South Carolina at any reasonable place. In the event the Board of Directors designates and engages a Transfer Agent, as permitted by these Bylaws, such duties of keeping such shareholder records and the like accepted by such Transfer Agent shall be deemed delegated from the Secretary to such Transfer Agent, but such Transfer Agent shall be subject to supervision of the Secretary. The Secretary shall perform such other duties and may exercise such other powers as are incident to the office of secretary and as are from time to time assigned to such office by the Act, these Bylaws, the Board of Directors, an authorized committee thereof, or the President.

Section 4.5.   **Treasurer.** Except as otherwise provided by these Bylaws or determined by the Board of Directors, the Treasurer shall serve under the direction of the President. The Treasurer shall, under the direction of the President, keep safe custody of the Corporation's funds and securities, maintain and give complete and accurate books, records, and statements of account, give and receive receipts for moneys, and make deposits of the Corporation's funds, or cause the same to be done under the Treasurer's supervision. The Treasurer shall upon request report to the Board of Directors on the financial condition of the Corporation. The Treasurer may be required by the Board of Directors at any time and from time to time to give such bond as the Board may determine. The Treasurer shall perform such other duties and may exercise such other powers as are incident to the office of treasurer and as are from time to time assigned to such office by the Act, these Bylaws, the Board of Directors, an authorized committee thereof, or the President.

Section 4.6.   **Assistant Officers.** Except as otherwise provided by these Bylaws or determined by the Board of Directors, the Assistant Secretaries and Assistant Treasurers, if any, shall serve under the immediate direction of the Secretary and the Treasurer, respectively, and under the ultimate direction of the President. The Assistant Officers shall assume the authority and perform the duties of their respective immediate superior officer as may be necessary at the direction of such immediately superior officer, or in the absence, incapacity, inability, or refusal of such immediate superior officer to act. The seniority of Assistant Officers shall be determined from their dates of appointment unless the Board of Directors shall otherwise specify.

Section 4.7.   **Salaries.** The salaries and other compensation of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving a salary or other compensation by reason of the fact that such officer is also a Director of the Corporation.

ARTICLE V
INDEMNIFICATION

Section 5.1.   **Scope.** Every person who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or Officer of the Corporation or is or was serving at the request of the Corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to the Act, against all expenses, liabilities, and losses (including without limitation attorneys' fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, Officers, or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any

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bylaw, agreement, vote of Shareholders, insurance, provision of law, or otherwise, as well as their rights under this Article V.

Section 5.2.   **Indemnification Plan.** The Board of Directors may from time to time adopt an Indemnification Plan implementing the rights granted in Section 5.1. This Indemnification Plan shall set forth in detail the mechanics of how the indemnification rights granted in Section 5.1 shall be exercised.

Section 5.3.   **Insurance.** The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

Section 5.4   **Exculpation.** The Board of Directors shall have no liability to the Corporation or its Shareholders for the authorization and making of charitable or other contributions in accordance with Section 1.6 of these Bylaws, or for any determination from time to time not to make such contributions.

ARTICLE VI
TRANSACTIONS

Section 6.1.   **Contracts.** The Board of Directors may authorize any Officer or Officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 6.2.   **Loans.** The Board of Directors may authorize any Officer or Officers, or agent or agents, to contract any indebtedness and grant evidence of indebtedness and collateral therefor in the name of an on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 6.3.   **Checks, Drafts, etc.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by the Officer or Officers, or agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 6.4.   **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

Section 6.5.   **Voting of Shares in Other Corporations Owned By The Corporation.** Subject always to the specific directions of the Board of Directors, any share or shares of stock issued by any other corporation and owned or controlled by the Corporation may be voted at any shareholders' meeting of the other corporation by the President of the Corporation if he is present, or in his absence by any Vice-President of the Corporation who may be present or by any other Officer specifically designated by the Board of Directors. Whenever, in the judgment of the President, or in such officer's absence, of any Vice-President or other designated Officer, it is desirable for the Corporation to execute a proxy or give a shareholders' consent in respect to any share or shares of stock issued by any other corporation and owned or controlled by the Corporation, the proxy or consent shall be executed in the name of the Corporation by the President, or one of the Vice-Presidents of the Corporation without necessity of any authorization by the Board of Directors. Any person or persons designated in the manner above stated as the proxy or proxies of the Corporation shall have full right, power and authority to vote such share or shares of stock issued by the other corporation.

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ARTICLE VII
STOCK

Section 7.1. **Certificates for Shares.** Certificates representing shares of capital stock of the Corporation shall state upon the face thereof the name of the person to whom issued, the number of shares, the fact that the Corporation is organized under the laws of the State of South Carolina, and such other matters as the Board of Directors may approve or as may be required by the Act. Each certificate shall be signed either manually or in facsimile (i) by (a) any one of the President or a Vice President, and (b) by any one of the Secretary or an Assistant Secretary, or (ii) by any two officers of the Corporation set forth in Article IV hereof. Where a certificate is countersigned by (i) a Transfer Agent other than the Corporation or its employee, or (ii) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any Officer whose facsimile signature has been placed upon a certificate shall have ceased to be such Officer before such certificate is issued it may be issued by the Corporation with the same effect as if he were such Officer at the date of issue. All certificates for shares shall be consecutively numbered. Certificates for shares of different classes, and different series within a class, to the extent authorized, if any, shall bear appropriate designations to identify the class or series as required by the Act.

Section 7.2. **Stock Transfer Books.** The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issuance, shall be entered on the stock transfer books of the Corporation. Such stock transfer books shall be maintained by the Secretary or Transfer Agent as a record of the Corporation's shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each shareholder.

Section 7.3. **Transfer of Shares.** Subject to the provisions of the Act and to any transfer restrictions binding on the Corporation, transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by such holder's agent, attorney-in-fact or other legal representative, who shall furnish proper evidence of authority to transfer, upon surrender for cancellation of the certificate for such shares. Unless the Board of Directors in its discretion has by resolution established procedures, if any, by which a beneficial owner of shares held by a nominee may be recognized by the Corporation as the owner thereof, the person in whose name shares stand on the stock transfer books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. The Corporation's stock transfer books maintained by the Secretary or the Transfer Agent shall be conclusive in all such regards absent a determination by the Board of Directors of manifest error. All certificates surrendered to the Corporation for transfer shall be canceled.

Section 7.4. **New or Replacement Certificates.** No new stock certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate a substitute certificate may be issued therefor upon: (a) the making of an affidavit by the holder of record of the shares represented by such certificate setting forth the facts concerning the loss, theft, or mutilation thereof; (b) delivery of such bond and/or indemnity to the Corporation as the Secretary or Board of Directors may prescribe or as may be required by law; and (c) satisfaction of such other reasonable requirements (which may include without limitation advertisement of the same) as the Secretary or Board of Directors may prescribe. To the extent permitted by applicable law (including Section 36-8-405 of the South Carolina Uniform Commercial Code), a new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors, it is not imprudent to do so; and without limiting the generality of the foregoing, the Secretary or the Board of Directors may in their discretion waive (except as prohibited by law) any bond requirement otherwise applicable where the aggregate fair market value of the shares represented by such lost, stolen, or mutilated certificate is less than five hundred dollars based upon indicia deemed reasonable by the waiving party.

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Section 7.5.   Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its stock transfer books as the owner of shares to receive dividends or other distributions, and to vote as such owner, and to hold liable for calls and assessments, if any, a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have express or other notice thereof, except as otherwise provided by the Act or by procedures, if any, established by resolution of the Board of Directors in its discretion by which a beneficial owner of shares held by a nominee may be recognized as the owner thereof. Such procedures, if any, shall also set forth the extent of such recognition.

Section 7.6.   Transfer Agent. The Board of Directors may, in its discretion, appoint an independent institutional Transfer Agent to serve as transfer agent and registrar for the Corporation's stock at the pleasure of the Board. Such Transfer Agent shall assist the Corporation's Secretary and voting inspectors in performance of their duties respecting shares of the Corporation's stock. Such Transfer Agent shall maintain the Corporation's stock transfer books and stock certificates in accordance with the Act, these Bylaws, instructions of the Board of Directors, and customary procedures consistently applied. Such Transfer Agent shall perform such other duties and shall be entitled to exercise such other powers, as may be assigned to the Transfer Agent from time to time by the Secretary or the Board of Directors.

Section 7.7.   Transfer Restrictions. The Secretary (or any other Officer designated by the Board of Directors) shall have full power and authority to place or cause to be placed on any and all stock certificates restrictive legends to the extent reasonably believed necessary or appropriate to ensure the Corporation's compliance with federal or any state's securities laws or any legal obligation upon the Corporation by agreement or otherwise, and to issue to any Transfer Agent stop transfer orders to effect compliance with such legends.


ARTICLE VIII
MISCELLANEOUS


Section 8.1.   Fiscal Year. The fiscal year of the Corporation shall be established, and may be altered, by resolution of the Board of Directors from time to time as the Board deems advisable.

Section 8.2.   Dividends. The Board of Directors may from time to time at any regular or special meeting (or by any other manner of action permitted by these Bylaws and the Act) declare, and the Corporation may pay, dividends or other distributions on its outstanding shares of stock in the manner and upon the terms and conditions as the Board of Directors deems advisable and as may be permitted by the Articles of Incorporation, the Act, and any other lawful restrictions imposed upon the Corporation. Such dividends or other distributions, when declared and permitted, may be paid in cash, stock, property, or any other permitted means lawfully declared by the Board of Directors.

Section 8.3.   Seal. The seal of the Corporation shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization, and the words "Corporate Seal, State of South Carolina."

Section 8.4.   Forms of Records. When consistent with good business practices, any records of the Corporation may be maintained in other than written form if such other form is capable of reasonable preservation and conversion into written form within a reasonable time.

Section 8.5.   Amendments. Any or all of these Bylaws may be altered, amended, or repealed and new Bylaws may be adopted by the Board of Directors, subject to the following: (a) the right of the shareholders to alter, adopt, amend, or repeal Bylaws as provided in the Act; and (b) action of the

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shareholders in adopting, amending, or repealing a particular Bylaw wherein the Board of Directors is expressly prohibited by such shareholder action from amending or repealing the particular Bylaw acted upon by the shareholders. The shareholders may amend or repeal any or all of these Bylaws even though these Bylaws may also be amended or repealed by the Board of Directors. Any notice of a meeting of shareholders at which Bylaws are to be adopted, amended, or repealed shall state that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment, or repeal of Bylaws and contain or be accompanied by a copy or summary of the proposal.

Section 8.6. **Severability.** If any provision of these Bylaws or the application thereof to any person or circumstances shall be held invalid or unenforceable to any extent by a court of competent jurisdiction, such provision shall be complied with or enforced to the greatest extent permitted by law as determined by such court, and the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected thereby and shall continue to be complied with and enforced to the greatest extent permitted by law.

Section 8.7. **Usage.** In construing these Bylaws, feminine or neuter pronouns shall be substituted for masculine forms and vice versa, and plural terms shall be substituted for singular forms and vice versa, in any place in which the context so requires. The section and paragraph headings contained in these Bylaws are for reference purposes only and shall not affect in any way the meaning or interpretation of these Bylaws. Terms such as "hereof", "hereunder", "hereto", and words of similar import shall refer to these Bylaws in the entirety and all references to "Articles", "Paragraphs", "Sections", and similar cross references shall refer to specified portions of these Bylaws, unless the context clearly requires otherwise. Terms used herein which are not otherwise defined shall have the meanings ascribed to them in the Act. All references to statutory provisions shall be deemed to include corresponding sections of succeeding law. The terms "include" and "including" shall have the same meanings as "include without imitation" and "including but not limited to" and "including without limitation" and including but not limited to," respectively.

Section 8.8. **Conflict Between Bylaws, Articles of Incorporation and the Act.** The Articles of Incorporation and the Act (as either may be amended from time to time) are incorporated herein by reference. Any conflict between the terms of these Bylaws, the Articles of Incorporation or the Act shall be resolved in the following order: (1) the Act; (2) the Articles of Incorporation; and (3) these Bylaws.

The foregoing are certified to be the true and complete Bylaws of the Corporation as adopted by the Directors and Shareholders on April 30, 2018.

Elizabeth Bruno
Print Name: Elizabeth Bruno, Secretary

Date of Certification: April 30, 2018
(Corporate Seal)

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NPCOL1:6621598.3

Exhibit D

Amended and Restated Shareholders Agreement

AMENDED AND RESTATED
SHAREHOLDERS AGREEMENT
OF
JUST CAUSE APPAREL, INC.

PRELIMINARY STATEMENT

The Shareholders Agreement (hereinafter referred to as "*Agreement*") made and entered into [DATE] by and between Just Cause Apparel, Inc., a corporation duly organized under the laws of the State of South Carolina (hereinafter referred to as the "*Corporation*") and each of the persons signatory hereto whose residence addresses appear alongside their respective signatures at the foot of this Agreement and each of the individuals who shall hereafter become signatory hereto as described below (hereinafter collectively referred to as "*Shareholders*" and individually referred to as "*Shareholders*").

WHEREAS, Corporation and certain shareholders entered into a Stock Restriction Agreement dated August 1, 2020 ("*Stock Restriction Agreement*") whereby the sale or transfer of the shares of the Corporation's stock was restricted;

WHEREAS, Corporation have determined that three (3) classes of stock is in the best interest of the Corporation and further now wish to terminate the Stock Restriction Agreement and enter into this Agreement governing the sale and transfer of the shares of the Corporation;

WHEREAS, the parties hereto believe that it is in their mutual interest to provide for continuity in the management and ownership of the Corporation, and to protect the Shareholders against loss of effective management and/or control of the Corporation in the event of death, or withdrawal of, one of the Shareholders;

WHEREAS, the Shareholders, after mutual consultations, have agreed, in order to assure such continuity, to restrict the sale or transfer of shares of the Corporation's stock both during the lifetime and at the death of any of the Shareholders and to otherwise provide for the future disposition of the Corporation's shares of stock and to provide that such shares shall be transferable only upon compliance with the terms hereof; and

WHEREAS, This Agreement amends, restates, and replaces in its entirety any prior oral or written shareholder agreement respecting the subject matter hereof, if any, which is rendered hereafter null and void.

NOW, THEREFORE, in consideration of these premises, the mutual promises herein contained and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS, USAGE AND APPLICATION

Section 1.01 <u>Defined Terms.</u> For the purpose of this Agreement the following terms shall have the meanings set forth below:

1

(a)   The term "Available Shares" means all the Shares of Common Stock owned by a Deceased Shareholder subject to Article IV.

(b)   The term "Common Shareholder" means a holder of record of one or more Shares of Common Stock of the Corporation.

(c)   The term "Deceased Shareholder" means any Common Shareholder who dies while owning Shares of Common Stock in the Corporation.

(d)   The term "Disposition" means any assignment, transfer, sale, exchange, pledge, hypothecation, gift, bequest, inheritance or other passing of title or interest in any Shares, whether voluntary or involuntary, including without limitation any passing of title or interest under judicial order, legal process, execution, attachment, levy, enforcement of a pleading, trust or other lien, or otherwise by operation of law or by a rule pursuant to any of the foregoing; provided, however, that subject to Article IV hereof the vesting of title to Shares in the executor or personal representative of a deceased Shareholder shall not constitute a Disposition so long as the estate of such Shareholder is bound by the terms of this Agreement; and further provided, however, that the term "Disposition" shall not include the acquisition of any Shares pursuant to this Agreement.

(e)   The term "Fair Purchase Value per Share" shall mean the fair market value of each of the Available Shares or the Subject Shares, as applicable, determined as follows: If the Transferor, or his personal representative (as the case may be), and the Corporation (or the Surviving Shareholders or the Other Shareholders, as applicable), mutually agree on the value of each such Share within fifteen (15) days after a party receives notice of the other party's desire to determine the Fair Purchase Value per Share, such agreed-upon value of each such Share shall be the Fair Purchase Value per Share. If the Transferor, or his personal representative (as the case may be), and the Corporation (or the Surviving Shareholders or Other Shareholders, as applicable) are unable to agree upon such a value, the Corporation shall notify the certified public accountants then serving the Corporation of the need for an appraisal to determine the Fair Purchase Value per Share. Thereafter the accountants shall promptly submit to the Corporation (or the Surviving Shareholders or Other Shareholders, as applicable) and the Transferor, or his personal representative (as the case may be), a list of three (3) appraisers reasonably qualified, experienced and trained to value the stock of a corporation such as the Corporation, with no relationship with any of the Shareholders. The Corporation (or the Surviving Shareholders or Other Shareholders, as applicable), and the Transferor, or his personal representative (as the case may be), shall each strike names alternately from the list, with the Transferor, or his personal representative (as the case may be), striking first, until only one name remains. The remaining named appraiser shall calculate the Fair Purchase Value per Share on a fully diluted basis, after giving effect to the aggregate consideration payable to the Corporation upon the exercise of the applicable rights, options, and warrants, if any, by dividing (i) the fair market value of the Corporation in effect at the date of the subject Disposition as determined by such appraiser by (ii) the number of Shares deemed issued and outstanding on a Fully Diluted Basis at the date of the subject Disposition; provided however, that as to the Available Shares or Subject Shares, the appraiser shall take into consideration such factors as deemed appropriate, including, but not limited to, marketability, lack of control, key man, and voting rights. In calculating the Fair Purchase Value per Share, the appraiser shall exclude from such calculation the value of any death benefit of a life insurance policy on the Transferor of which the Corporation is a beneficiary. In the event that Preferred Stock is to be valued under Article III, the appraiser shall value the Preferred Stock as if converted to Common Stock on the basis of its then applicable conversion ratio, or if such series of Preferred Stock has no then applicable conversion rights or conversion ratio, on such basis as the appraiser deems reasonable in the appraiser's professional judgement based on all relevant factors, including voting rights, preference payments, and redemption rights. The appraiser shall promptly deliver a final report and such valuation to the Corporation's accountants. The accountants shall notify the Corporation and all Shareholders in writing as specified herein of the Fair Purchase Value per Share as determined by the appraiser. The cost of the appraisal shall be borne by the Transferor, or his personal representative (as the case may be). (In the case of a proposed Disposition in accordance with Article III if more than one Remaining Shareholder provides notice to the Corporation of the exercise of his rights, or in the case of a proposed Disposition in accordance with Article IV if more than one Other Shareholder provides notice to the Corporation of the exercise of his rights, all Shareholders providing such notice shall strike the appraiser jointly (with the decision of Shareholders owning a majority of the Shares of all requesting Shareholders to control, and if no such majority exists, then the decision of the first Shareholder providing such notice shall control)).

(f)   The term "Majority" has the meaning set forth in Section 7.01.

(g)   The term "Other Shareholders" means all Voting Shareholders other than the Transferor subject to Article III.

(h)   The term "Preferred Shareholder" means a holder of record of one or more Shares of Preferred Stock of the Corporation.

(i)   The term "Shareholder" means any present or future party to this Agreement (except the Corporation), who is the holder of record of shares of the Corporation's capital stock of any class or series.

(j)   The term "Shares" means all the shares of the capital stock of the Corporation, now issued to or acquired by, or hereafter issued to or acquired by, directly or indirectly, any party except the Corporation.

(k)   The term "Subject Shares" means all the voting Shares of Common Stock or Preferred Stock owned by any Transferor subject to Article III.

(1)   The term "Surviving Shareholders" means the Common Shareholders surviving the death of any Common Shareholder subject to Article IV.

(m)   The term "Transferee" means any person or entity who acquires or is proposed to acquire any Shares.

(n)   The term "Transferor" means any Shareholder, or his legal representative, who proposes, anticipates or should reasonably expect the Disposition of any of his Shares or with respect to whose Shares a Disposition has been made.

(o)   The term "Voting Common Shareholder" means a holder of record of one or more Shares of Voting Common Stock of the Corporation.

(p)   The term "Voting Shareholder" means any present or future party to this Agreement (except the Corporation), who is the holder of record shares of the corporation of only voting class or voting series.

Section 1.02 Usage. All pronouns and defined terms appearing herein shall be deemed to include both the singular and plural, and to refer to all genders, unless the context clearly requires otherwise. The words "hereby", "herein", "hereof", "hereunder" and words of similar import shall refer to this Agreement in its entirety and not to any particular provision or subdivision hereof. The words "Section" or "Article" shall refer to the referenced portions of this Agreement.

ARTICLE II
GENERAL TRANSFER RESTRICTIONS

Section 2.01 Dispositions of Shares. No Shareholder shall make any Disposition with respect to any Shares except in accordance with the terms of this Agreement. Any actual, attempted or purported Disposition with respect to any Shares not in accordance with the terms of this Agreement shall be utterly null, void, and of no effect.

ARTICLE III
RIGHT OF FIRST OFFER

Section 3.01 Requirement of Notice of Disposition/Priority of Offers and Options. Notice of Disposition (as herein defined) shall be given by the Transferor as provided for by Section 3.02 of this Article not less than sixty (60) days prior to any proposed or contemplated Disposition of all Shares. Where no such Notice of Disposition is given and a Disposition of the Shares occurs, the Transferee thereof shall become obligated to give such Notice of Disposition within thirty (30) days after such Disposition; provided, however, such obligation or action of the Transferee shall in no way relieve the Transferor from any liability arising out of the Transferor's failure to give the required Notice of Disposition.

Section 3.02 Giving Notice of Disposition. A notice of Disposition (the "*Notice of Disposition*") shall be given to the Corporation and Voting Shareholders except the Transferor setting forth all material facts and substantive terms and conditions of the Disposition including, without limitation, the following:

(i)   the number and identity of voting shares to which the proposed Disposition relates (the "*Subject Shares*");

(ii)   the price at which the Subject Shares have been or will be disposed of and all terms of payment; provided, however, that if the anticipated Disposition does not involve monetary consideration, and does not result from the death of a Shareholder (in which case Article IV shall control) the price shall be the value per Share (to be determined as provided in Section 4.04, and, unless otherwise provided in the Notice of Disposition, to be paid as provided in Section 4.03) and all details of the transaction shall be disclosed in the Notice of Disposition; and

(iii)   the names and addresses of the Transferor and the Transferee(s), if known.

The Notice of Disposition shall state that it is given pursuant to this Agreement and shall constitute an offer first to the Corporation, and if the Corporation fails to exercise its rights of purchase hereunder, second to each Voting Shareholder other than the Transferor (collectively the "*Other Shareholders*" and singularly the "*Other Shareholder*") on a pro rata basis (according to ownership of Shares), to sell all (and not less than all) the Subject Shares on the terms as provided by Section 3.03 of this Article. Such offer to the Corporation shall remain open for fifteen (15) days following the date on which the Notice of Disposition is given to the Corporation and all Shareholders; and such offer to the Other Shareholders shall remain open for fifteen (15) additional days following the latter of either (i) the expiration of the offering period to the Corporation or its written notice to all Voting Shareholders of its rejection of such offer, or (ii) the date on which the Notice of Disposition is given to the last Other Shareholder.

Section 3.03 <u>Terms of Purchase.</u> If any offer is accepted, the purchase of the Subject Shares by the Corporation, or any Other Shareholder shall be made at the price and according to the terms contained in the Notice of Disposition.

Section 3.04 <u>Notice of Acceptance.</u> Where the Corporation, or any Other Shareholder desires to purchase the Subject Shares, such purchaser shall give notice of acceptance to the Transferor, the Transferee, the Corporation, and the rest of the Shareholders. The notice of acceptance shall apply to all the Subject Shares and shall be given before the expiration of the applicable offering period provided in <u>Section 3.02</u> of this Article.

Section 3.05 <u>Purchase by More Than One Shareholder.</u> Where more than one Other Shareholder gives notice of acceptance as provided herein, each such Voting Shareholder who is entitled to purchase hereunder shall purchase a pro rata portion of the Subject Shares based upon the ratio which the number of Shares then owned by each such Voting Shareholder bears to the total number of Shares of all Voting Shareholders accepting the offer, unless otherwise agreed among all Voting Shareholders accepting the offer.

In the event that a Preferred Shareholder is one of the Other Shareholders exercising a right to purchase under this <u>Article III,</u> the Preferred Shareholder's rights to purchase shall be determined as if the Preferred Stock were converted to Common Stock on the basis of its then applicable conversion ratio, or if such series of Preferred Stock has no then applicable conversion right or conversion ratio, on a one-share for one-share basis with Common Stock with no distinction as to class or series of stock.

Section 3.06 <u>Failure to Make Required Offer and Notice of Disposition.</u> Upon the occurrence of any event by reason of which a Notice of Disposition is required to be made pursuant to this Article, at the exclusive discretion of the Corporation, or any Other Shareholder, an offer pursuant to <u>Section 3.02</u> shall be deemed to have been made by both the Transferor and Transferee, and the Corporation, or any Other Shareholder may give notice of acceptance as provided by <u>Section 3.04</u> of this Article as if a Notice of Disposition had been received by them. Any such notice of acceptance shall constitute a Notice of Disposition to the recipients of such notice of acceptance and the applicable offering period established by <u>Section 3.02</u> of this Article shall be computed from the date of receipt of such notice of acceptance by each such recipient. All other provisions of this Agreement shall then apply as if the required Notice of Disposition had been made, except that nothing herein shall relieve a person failing to make the required Notice of Disposition from any liability arising out of such failure.

Section 3.07 <u>Failure to Purchase.</u> If no party to this Agreement elects to purchase the Subject Shares as provided in this <u>Article III,</u> the Transferor shall be free to dispose of the Subject Shares for a price and on terms no less favorable to the Transferor than that set forth in the Notice of Disposition for a period of ninety (90) days after the expiration of the periods specified in <u>Section 3.02</u> of this Article; provided, however, the following shall be conditions precedent to such Disposition: (a) the requirements of <u>Article VI</u> shall be met, and (b) the Transferee shall join in this Agreement in every respect as a Shareholder simultaneously with the acceptance of delivery of the Subject Shares and a fully executed copy of such agreement shall be promptly delivered to the Corporation. Notwithstanding any other provision of this Agreement, the Corporation shall have the right to purchase all the Subject Shares at any time after the expiration of the periods specified in <u>Section 3.02</u> of this

Article and prior to the expiration of the ninety (90) day period provided for in this Section 3.07, on the terms as set forth in this Article III, until such time as the Transferor sells the Subject Shares to a third party or enters into a binding agreement for such sale.

Section 3.08 Closing. In the event the Corporation exercises its option to purchase the Subject Shares as provided hereinabove, the closing of the purchase and sale of the Subject Shares shall take place at such time and place within the Cities of Lexington or Columbia, South Carolina as specified by the Corporation, but in no event later than thirty (30) days after the expiration of the option granted to the Corporation. In the event the Corporation fails to exercise its option to purchase the Subject Shares, but one or more Other Shareholders does so exercise the option, the closing shall take place at such time and place within the Cities of Lexington or Columbia, South Carolina as specified by the first Other Shareholder to exercise the option, but in no event later than thirty (30) days after the expiration of the option granted to the Other Shareholders, unless otherwise agreed among all Other Shareholders who exercise the option in question. At the closing, the Transferor, or his personal representative, shall deliver all certificates evidencing the Subject Shares, in negotiable form free from liens and encumbrances, to the purchaser(s) against payment of the purchase price provided for in the Notice of Disposition. In the event that neither the Corporation nor the Other Shareholders exercise options under this Article and the Transferor sells the Subject Shares to a third party Transferee, the Transferor and Transferee shall deliver to the Corporation at closing such documents and instruments as shall be reasonably required by the Corporation to evidence the transfers, assignments, and transactions required of them in this Agreement.

Section 3.09 Resignations. Each Transferor shall be deemed to have resigned as a director, officer, and employee of the Corporation upon the closing described in Section 3.08 or at the time any other Disposition is completed, whether under Section 3.07 or otherwise.

Section 3.10 Preferred Stock. For purposes of this Article III, the rights and obligations of the holders of voting Common Stock and Preferred Stock of the Corporation shall be identical on a share-for-share basis without distinction for class or series, except as otherwise provided in Sections 1.01(e) and 3.05.

ARTICLE IV
BUY-OUT ON DEATH

Section 4.01 Rights to Buy-Out.[1] In the event of the death of any Common Shareholder, first the Corporation and if the Corporation fails to exercise its rights hereunder, second each and every surviving or remaining Voting Common Shareholder[2] holding only (collectively the "*Surviving Shareholders*") on a pro-rata basis (according to ownership of Common Shares) shall have the right to purchase all (and not less than all) of the Shares of Common Stock (the "*Available Shares*") owned by such Deceased Shareholder as hereinafter provided.

Section 4.02 Option Period. Upon being informed of the death of any Common Shareholder, the Corporation shall be obligated to immediately give notice to each Surviving Shareholder of such death. The Corporation, and any Surviving Shareholder may exercise the right to purchase the Available Shares

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[1] **Note to Jeff**: Would we want to limit this to only Voting Common Stock/potential Preferred Stock?
[2] **Note to Jeff**: In continuation of the note 2 reference, is this how you would recommend limiting this to voting Common?

provided by Section 4.01 within 120 days, respectively, of the date on which notice is given to the respective parties; otherwise such rights shall terminate. Any of the foregoing parties may exercise their respective rights of purchase during their respective option periods by giving notice to the personal representatives of the Deceased Shareholder (at the notice address of the Deceased Shareholder as set forth herein), the Corporation, and the rest of the Shareholders prior to the expiration of the applicable option period.

Section 4.03 Purchase Price and Terms. The price to be paid for the Available Shares shall be the value of such Shares as established in Section 4.04. In any event of a purchase of Available Shares under this Article, the purchase price shall be paid in cash at closing or, in the alternative at the exclusive discretion of the Corporation if it is the purchasing party, one-fourth (1/4) down at closing and the balance in three (3) equal annual installments commencing one (1) year from the date of closing. There shall also be paid with each such installment interest accrued on the outstanding principal balance at a simple fixed rate equal to the prime rate as set forth in the Wall Street Journal on the date of closing, plus one (1%) percent. The deferred portion of the purchase price shall be evidenced by a promissory note from the Corporation and secured by a pledge of all the Available Shares pursuant to the customary stock pledge and escrow agreement. The note and pledge shall be in the form and substance approved by the Corporation and the personal representatives of the Deceased Shareholder, which approval shall not be unreasonably withheld. For avoidance of doubt, the purchase price by a Surviving Shareholder under this Article IV may not be deferred and must be paid in cash at closing, unless otherwise agreed by the Sellers.

Section 4.04 Determination of Price. For purposes of this Article IV, the purchase price shall be the Fair Purchase Value per Share of the Available Shares.

Section 4.05 Election by More than One Surviving Shareholder. If, at the expiration of the 120 day period provided for in Section 4.02, more than one Surviving Shareholder has exercised the right to purchase the Available Shares pursuant to Section 4.02, each such Surviving Shareholder shall purchase a pro rata portion of the Available Shares of Common Stock based upon the ratio which the number of Shares then owned by each such Shareholder bears to the total number of Shares of Common Stock owned by all Surviving Shareholders exercising such right to purchase, unless otherwise agreed among all such Surviving Shareholders.

Section 4.06 Closing. Within 120 days after receiving notice of the Corporation's or any Surviving Shareholder's desire to purchase the Available Shares as set forth in Section 4.02, the certificates evidencing the Shares purchased shall be delivered in negotiable form free from liens and encumbrances to the Corporation against payment of the purchase price in cash or on an installment basis as provided above at the principal office of the Corporation.

Section 4.07 Preferred Stock. For avoidance of doubt, shares of Preferred Stock are not subject to this Article IV (except to the extent the Preferred Stock has been converted to Common Stock prior to the triggering death under Section 4.01) and Preferred Shareholders have no rights to purchase Common Shares under this Article IV (except to the extent the Preferred Stock has been converted to Common Stock prior to the triggering death under Section 4.01).

Section 4.08 Waiver by the Board. Notwithstanding any provision herein to the contrary, the Board of Directors of the Corporation (the "*Board*") may waive the rights of this Article upon the review and approval of the Board.

ARTICLE V

EXEMPTIONS FROM TRANSFER RESTRICTIONS

Section 5.01 <u>Exemptions.</u> A Disposition may only be exempted from the application of <u>Articles II, III, and IV</u> of this Agreement with the written consent of all Shareholders who are bound by and have rights under the applicable Article, but in no event shall a Shareholder be exempted from the requirements of <u>Article VI and Section 7.01</u> hereof. In addition, exemption of a Disposition hereunder shall not exempt the Transferee from its obligations under this Agreement.

Section 5.02 <u>Intra-Family Transfers.</u> Notwithstanding any provision herein to the contrary, except the restrictions of <u>Article VI,</u> the <u>inter vivos</u> transfer to a member of the Transferor's immediate family (i.e., spouse, lineal descendants, and/or a trust established for the benefit of any or all of such persons) shall not be deemed to be a "Disposition" for purposes of this Agreement so long as: (a) each recipient of any of the Shares agrees in writing to be bound by the terms of this Agreement; and (b) the Transferor retains by proxy, voting trust, voting agreement, or otherwise all voting rights with respect to transferred Shares until the death or disability of the Transferor.

ARTICLE VI
COMPLIANCE WITH SECURITIES LAWS

Section 6.01 <u>Representation.</u> Each Shareholder represents to all other Shareholders and to the Corporation that all Shares have been, or will be, acquired for investment and not with a view to the sale or distribution thereof within the meaning of the Securities Act of 1933, as amended (the "*Act*"); and that he has no present intention of selling or otherwise disposing of any of the Shares for his or her own account and no one else has or will have a beneficial ownership in any of his Shares; and that he or she has been advised that the Shares have not been registered with the Securities and Exchange Commission and may not be offered, sold or otherwise transferred except in compliance with the Act.

Section 6.02 <u>Covenant to Comply with Restriction.</u> Each Shareholder agrees that at no time shall any of the Shares be transferred in the absence of (i) an effective registration statement under the Act and applicable state securities laws, or (ii) unless waived by each of the Corporation's shareholders, an opinion of counsel satisfactory to the Corporation and its counsel, to the effect that such transfer at such time will not violate the Act or applicable state securities laws; provided however, that the Corporation's Board may waive the necessity of an opinion of counsel as described in <u>Section 6.02(ii).</u>

Section 6.03 <u>Access to Information/Sophistication.</u> Each Shareholder acknowledges that he/she has had access to all documents and instruments related to the business of the Corporation that are within the possession of the Corporation or could be acquired without unreasonable effort or expense. In addition, all Shareholders have been given the opportunity to ask questions of the Corporation's officers and directors and all other Shareholders with respect to the terms and conditions of the investment in the Corporation and request additional information necessary to verify the information provided. Each Shareholder also represents to the Corporation and to all other Shareholders that he/she is experienced in business and financial matters of the type in which the Corporation will be engaged and can evaluate the relative risks and merits of his/her participation in the Corporation. Furthermore, each Shareholder acknowledges that the investment in the Corporation involves a high degree of risk and each Shareholder is able to bear the loss of his/her entire financial participation in the Corporation.

ARTICLE VII
OTHER STOCK RIGHTS AND OBLIGATIONS

Section 7.01 Drag-Along Right. Except for transfers of Shares exempted pursuant to Article V, in the event that the holders of a majority of the Shares of all classes and series taken as a whole (calculated on a one-share for one-share basis without distinction as to class or series of stock), and not separately by class or series (collectively the "*Majority*") desire to accept a bona-fide third-party offer for the purchase for value of the Shares, then each other Shareholder (collectively the "*Minority*") shall, at the written request of the Majority, agree to sell their Shares to such offeror for the same consideration per Share as the Majority's Shares of the same class or series, and otherwise on the same terms and conditions as the Majority shall sell the Majority's Shares. In the event that the Minority includes any Preferred Shareholders, the rights of the outstanding shares of the series of Preferred Stock (including any conversion rights) held by such Minority shall prevail to the extent that such rights would be impaired by the terms of such third-party offer. The Minority shall not be required to sell their Shares pursuant to this Section 7.01 unless: (a) the Majority provides to the Minority evidence reasonably satisfactory to the Minority that the proposed transfer does not violate the registration requirements of applicable federal and state securities laws; (b) the Minority is not required pursuant to the terms of such transaction to incur liability for representations, warranties, indemnities, or similar responsibilities to the purchaser which are disproportionate to the liability for representations, warranties, indemnities, or similar responsibilities incurred by the Majority in such transaction; (c) the liability of the Minority for indemnification or similar responsibilities to the purchaser shall be limited to the lesser of (i) the proceeds received by the Minority in the transaction or (ii) a proportionate amount of any such limitation for indemnification or similar responsibilities to the purchaser by the Majority; and (d) no Shareholder or affiliate of a Shareholder receives in the transaction consideration (such as non-compete, employment, lease, or license payments) which are disproportionate to the Shareholder's share of the total proceeds for the transaction on a pro rata basis. For purpose of this Section 7.01, an offer shall not be considered a "third-party" offer if the Majority or an affiliate of the Majority owns or controls 50% more of the voting equity interests of the offeror. The Majority shall be entitled to seek specific performance of the Minority's obligations under this Section 7.01.

ARTICLE VIII
MISCELLANEOUS

Section 8.01 File Copy. A copy of this Agreement shall be kept by the Secretary of the Corporation and shall be made available to any third party upon the written request of any Shareholder.

Section 8.02 Term of Agreement. Except as otherwise provided herein, this Agreement shall continue in full force and effect until terminated by unanimous written consent of the Corporation and all Shareholders owning Shares which are the subject of this Agreement.

Section 8.03 Sufficiency of Notices. All notices required to be made under this Agreement shall be in writing and shall be deemed sufficiently given upon actual receipt, or upon the post mark date if mailed by registered or certified mail, return receipt requested, to the person to be noticed at his notice address appearing beneath his signature hereunder. Any party hereto may change his notice address by the giving of notice to all other parties as provided in this Section. In addition, the parties shall be entitled to give and rely on notices delivered as set forth in the Corporation's Bylaws.

Section 8.04 Benefit. This Agreement shall be binding upon and inure to the benefit of the parties and their beneficiaries, legatees, distributees, legal representatives, successors and assigns. A person who ceases to be a "shareholder" of the Corporation for purposes of Section 331-400(26) of the South Carolina Business Corporation Act of 1988, as amended (or any comparable provision of succeeding law) shall thereafter have no rights under this Agreement, but shall remain subject to the obligations of this Agreement unless otherwise agreed.

Section 8.05 <u>Governing Law and Jurisdiction.</u> This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina. The parties hereby consent to exclusive jurisdiction and venue for any dispute proceeding or action under this Agreement in the federal and state courts for Greenville County, South Carolina.

Section 8.06 <u>Counterparts.</u> This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any party hereto may execute this Agreement by signing any such counterpart. Also, Shareholders may become parties hereto by execution of counterpart Joinder Agreements of Additional Shareholder.

Section 8.07 <u>Remedies.</u> Each party hereto acknowledges and agrees that if this Agreement is violated, the other parties will suffer immediate and irreparable harm for which the award of monetary damages alone will be an insufficient remedy. Accordingly, each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek injunctive relief and specific performance, without the necessity of posting a bond or other security.

Section 8.08 <u>Issuance of Additional Shares.</u> It shall be a condition precedent to the issuance of any additional Shares of by the Corporation that the proposed recipient thereof join in this Agreement as a Shareholder and agree to be bound by all terms and conditions hereof as set forth in **Exhibit A** hereto.

Section 8.09 <u>Amendments.</u> This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Shareholders holding a majority of the issued and outstanding Shares. Any such written amendment, modification, or supplement will be binding upon the Company and each Shareholder.

Section 8.10 <u>Headings.</u> All references to designated "Articles" or "Sections" are to the Articles and Sections of this Agreement as originally executed. All headings are provided for convenience only and are not intended to limit, expand or otherwise modify any provision hereof.

Section 8.11 <u>Severability of Provisions and Enforcement.</u> In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions contained herein shall not in any way be affected or impaired thereby. The authorized attachment of counterpart signature pages shall constitute execution by the parties. A party may deliver its signature pages for this Agreement by facsimile of a signed page, email of a .pdf of a scanned signed page, or by other electronic transmission, which upon authorized attachment shall constitute execution by such party.

Section 8.12 <u>Entire Agreement.</u> This Agreement embodies the entire agreement and understanding among the parties hereto respecting the subject matter hereof.

(Signatures follow.)

IN WITNESS WHEREOF, each party hereto has caused this Shareholder's Agreement to be duly executed as of the date first written above.

JUST CAUSE APPAREL, INC.

By: _____
Name: Scott E. Porter
Title: Chief Executive Officer

[Joinder Agreement of Shareholders Attached]

EXHIBIT A
FORM OF
JOINDER AGREEMENT OF SHAREHOLDER

FOR VALUE RECEIVED AND ACKNOWLEDGED, each of the undersigned hereby agrees that, upon execution hereof he/she will be bound by and become in all respects a party to the Shareholders Agreement dated [DATE], among Just Cause Apparel, Inc. and its shareholders, a copy of which has been furnished to him/her and is on file with the Secretary of the Corporation. Without limiting the foregoing, the undersigned expressly subscribe to the Corporation's Articles of Incorporation and Bylaws, as amended from time to time, and specifically to Sections 1.6 and 5.4 of the Bylaws respecting the Corporation's authority to make charitable and other contributions to charities in the Board's discretion. The undersigned directs that this instrument be physically attached to a counterpart of such Shareholder's Agreement

This the ____ day of _____, 2024

Number of Shares of:

Shares: _____

Class: _____

Series: _____

_____
Signature

_____
Print Name

Address:

_____

_____

Exhibit E

Reviewed Financials

JUST CAUSE APPAREL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(UNAUDITED)

JUST CAUSE APPAREL, INC.
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com Cypress, Texas

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Just Cause Apparel, Inc.
Piedmont, South Carolina

We have reviewed the accompanying financial statements of Just Cause Apparel, Inc. a corporation, which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Just Cause Apparel, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BARTON CPA

Cypress, Texas

April 25, 2024

JUST CAUSE APPAREL, INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 79,423	$ 24,234
Accounts receivable, net of allowance for doubtful accounts	79,962	41,616
Other assets	2,349	-
Total current assets	161,734	65,850
Non-current assets		
Property and equipment	$ 2,169	$ 2,241
Total non-current assets	2,169	2,241
Total assets	$ 163,903	$ 68,091
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 22,660	$ 28,831
Accrued expenses	41,688	6,517
Deferred revenue	28,734	13,578
Due to related parties	55,922	53,422
Other liabilities	1,292	3,440
Total current liabilities	150,296	105,788
Total liabilities	$ 150,296	$ 105,788
Shareholders' equity		
Preferred stock, 1,000,000 authorized, no par value, none issued and outstanding as of December 31, 2023 and 2022	-	-
Common stock, 1,000,000 authorized, no par value, 87,701 issued and outstanding as of December 31, 2023 and 2022, respectively	-	-
Additional paid-in capital	197,243	169,743
Retained earnings	(183,636)	(207,440)
Total shareholders' equity	13,607	(37,697)
Total liabilities and shareholders' equity	$ 163,903	$ 68,091

See accompanying notes to unaudited financial statements.

JUST CAUSE APPAREL, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Revenues, net	$	959,587	$	743,946
Cost of revenues		672,291		529,984
Gross income		287,296		213,962
Operating cost and expenses				
General and administrative		165,995		139,103
Sales and marketing		20,138		15,332
Other expenses		77,359		12,551
Total operating expenses		263,492		166,986
Net income	$	23,804	$	46,976

See accompanying notes to unaudited financial statements.

3

JUST CAUSE APPAREL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

	Common stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance at December 31, 2021	87,701	$ -	$ 169,743	$ (254,416)	$ (84,673)
Net income	-	-	-	46,976	46,976
Balance at December 31, 2022	87,701	$ -	$ 169,743	$ (207,440)	$ (37,697)
Capital contributions	-	-	27,500	-	27,500
Net income	-	-	-	23,804	23,804
Balance at December 31, 2023	87,701	$ -	$ 197,243	$ (183,636)	$ 13,607

See accompanying notes to unaudited financial statements.

JUST CAUSE APPAREL, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities		
Net income	$ 23,804	$ 46,976
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	72	217
Changes in operating assets and liabilities:		
Accounts receivable	(38,346)	(38,602)
Other assets	(2,349)	-
Accounts payable	(6,171)	794
Accrued expenses	35,171	6,517
Deferred revenue	15,156	4,526
Due to related parties	2,500	-
Other liabilities	(2,148)	3,329
Net cash from operating activities	27,689	23,757
Cash flows from financing activities		
Proceeds from capital contributions	27,500	-
Net cash from financing activities	27,500	-
Net increase in cash and cash equivalents	55,189	23,757
Cash and cash equivalents, beginning of period	24,234	477
Cash and cash equivalents, end of period	$ 79,423	$ 24,234

See accompanying notes to unaudited financial statements.

NOTE 1:   <u>Nature of operations</u>

<u>Nature of the business</u>

Just Cause Apparel, Inc. (the "Company") operates as an e-commerce business selling scrubs and other apparel to the medical community across the country. The Company was incorporated as Yellow Warrior Wear, Inc. under the laws of the State of South Carolina on April 27, 2018. The Company changed its name to Just Cause Scrubs, Inc. on June 6, 2028. On November 11, 2022, the Company changed its name to Just Cause Apparel, Inc.

NOTE 2:   <u>Summary of significant accounting policies</u>

<u>Basis of presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31.

<u>Use of estimates</u>

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, and allowance for credit losses. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

<u>Major Customers and Concentration of credit risks</u>

For the year-ended December 31, 2023, three customers accounted for 75% of the Company's total revenues. For the year-ended December 31, 2022, two customers accounted for 85% of the Company's total revenues.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2023 and 2022, the Company's cash and cash equivalents were held at two accredited financial institutions.

NOTE 2:   Summary of significant accounting policies (continued)

Allowance for doubtful accounts

The allowance for doubtful accounts is a valuation allowance for probable incurred credit losses. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Subsequent

recoveries, if any, are credited to the allowance.   The Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based any known or perceived collection issues. The Company has allowance for doubtful accounts amounting to $3,492 and zero as of December 31, 2023 and 2022, respectively.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Major repairs and replacements, which extend the useful lives of equipment, are capitalized and depreciated over the estimated useful lives of the property. All other maintenance and repairs are expensed as incurred.

Revenue recognition

The Company recognizes revenue from the sale of products through its website in accordance with Accounting Standards Codification ("ASC") ASC 606, *Revenue Recognition* ("ASC 606") through the following five step procedure:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

The Company's revenue results from sales of scrubs and other apparel and goods on their website which receive embroidering based on the customer's brand design. Revenue is recorded after the goods are delivered.

Deferred revenue

Deferred revenue consists of payments made in advance of services provided to customers. The deferred revenue balances as of December 31, 2023 and 2022 are $28,734 and $13,578, respectively.

Income tax

As a result of the implementation of certain provisions of ASC 740, Income Taxes ("ASC 740"), which clarifies the accounting and disclosure for uncertainty in tax position, as defined, ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company has adopted the provisions of ASC 740 since inception and has analyzed filing positions in each of the federal and state jurisdictions where the Company is required to file income tax returns, as well as open tax years in such jurisdictions. The Company has identified the U.S. federal jurisdiction, and the state of South Carolina, as its "major" tax jurisdictions.

NOTE 2:   Summary of significant accounting policies (continued)

Income tax (continued)

The Company accounts for income taxes using the asset and liability method prescribed by ASC 740. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

New U.S. federal tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Reform"), was signed into law on December 22, 2017. The U.S. Tax Reform modified the U.S. Internal Revenue Code by, among other things, reducing the statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a territorial tax system with a one-time transaction tax on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings. Taxpayers may elect to pay the one-time transition tax over eight years, or in a single lump-sum payment.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs were $18,211 and $15,290 for the years ended December 31, 2023 and 2022, respectively. Such expenses are included in sales and marketing expenses in the statements of operations.

Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Adopted accounting pronouncements

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost such as notes receivable. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The adoption had an immaterial impact to the Company.

NOTE 3:   Due to related parties

As of December 31, 2023 and 2022, the Company has amounts due to officers of $55,922 and $53,422, respectively. The amounts are utilized to fund the Company's expenses.

NOTE 4:   Line of credit

The Company secured a line of credit from a financial institution in 2023. Borrowings under the line of credit bearing interest at 15.75% annually. Borrowings under the line may not exceed cash, cash equivalents, and marketable securities balances up to $18,000. The Company's outstanding liability related to this facility as of December 31, 2023 and 2022 amounted to $800 and $0, respectively, presented under "other current liabilities".

NOTE 5:   Shareholders' equity

As of December 31, 2023 and 2022, respectively, the Company was authorized to issue 1,000,000 shares of preferred stock at no par value. As of December 31, 2023 and 2022, there was no preferred stock issued and outstanding.

As of December 31, 2023 and 2022, respectively, the Company was authorized to issue 1,000,000 shares of common stock at no par value. 87,701 shares were issued and outstanding as of December 31, 2023 and 2022.

NOTE 6:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through April 25, 2024, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

Exhibit F

Testing the Waters Materials

VICINITY Offers Dashboard SD

Just Cause Apparel

Regulation Crowdfunding


JUST CAUSE
APPAREL
GIVING CORPORATE APPAREL
A GREATER PURPOSE

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Goal: Up To $1.2 million

Convertible Notes
$5,000,000 Valuation Cap
20% Discount Rate
8% Interest Rate
3-4 Year Maturity Target

YOU'RE INTERESTED

Start Date January 3, 2024

End Date April 25, 2024

The Deal | Shop Talk | Local Buzz | Q&A

Why fund our local story

YOU'RE INTERESTED

Our Story

➤ Nearly $2M in revenue in past two years

➤ Proven, profit-based philanthropic model **with over $123,000 donated to charity**

➤ Apparel industry's only charity profit-sharing retailer

➤ America's only MBE certified, e-commerce professional apparel retailer

Overview

The Opportunity

Corporations represent $60B* in annual apparel purchases. Just Cause is harnessing this massive purchasing power to support charitable organizations through a unique profit-sharing business model.

*Business Research Insights

How we do it

We partner with top professional

apparel brands to offer private-label goods at standard pricing but with an added twist. We share 50% of the net profits from our sales with a charity partner selected by the customer.

This means when our customers buy their polos, vests, fleeces, and other work or marketing-related apparel, we donate 50% of the net profits to their charity of choice.

Customers can choose from our ever-growing list of just causes or request their own!

  

  

  

Business model

Just Cause Apparel sells into large corporations like health systems, restaurant groups, and retailers that leverage our platform to make their apparel purchases.

Large groups typically generate between $80-$100 per employee annually and may employ thousands of uniformwearing personnel. This revenue often re-occurs annually as employees make new purchases via apparel stipends.

To make these repeat purchases seamless, each customer receives their own microsite that acts as the foundation for that account. For each of our large groups, we also serve as a consultant to generate a novel invoicing platform, increasing the stickiness of the platform.

As we solve our customers' invoicing and supply chain problems in addition to their apparel needs, we increase value and satisfaction, building a moat against other providers.

Why customers love us

Just Cause starts by partnering with brand-name manufacturers to source the high-quality apparel customers have come to expect.



These apparel lines span multiple industry use cases including healthcare, hospitality, and education, allowing enterprise-wide solutions for companies across industries. The common thread is that customers can buy the same high-quality products they're already purchasing for their teams through our unique private label arrangements. But with Just Cause, they also give to their favorite charities simply by purchasing their normal apparel.

In addition to doing good, our partnerships result in a "one-link" supply chain and an unrivaled ability to pass cost savings to our large group customers. With Just Cause, top brands gain a values-aligned channel to sell their products and access to loyal, large customers.

More than warm fuzzy feelings

Altruism has been proven to do good AND do well.

Sustained 300% annual growth rate
TOMS
WARBY PARKER
$1.2 Billion valuation in just 5 years
$100M+ in revenue and 50% annual growth
BOMBAS





TOMS sustained an annual growth rate of 300% in their first five years, gaining traction through their organic social media channels. Their focus on impact resonated with consumers allowing them to spend very on traditional advertising.

Warby Parker reached unicorn status at a $1.2 Billion valuation in just 5 years. Their early focus on PR and customer retention aided in disrupting the eyeglasses industry with a DTC business model.

Bombas, a premium sock company followed a similar model to TOMS, giving away a pair for every one it sells. Bombas exceeded $100M in revenue in 2018 and saw 50% YOY growth since the beginning of the year in 2020. Similar to TOMS and Warby Parker, 98% of their sales are DTC.

As these examples show, charitable giving and success go hand in hand. Building on this altruistic foundation, we've pulled from our decades of industry knowledge to build a value-creation machine. We've dubbed this process "E3," thanks to its three supporting components that maximize impact together: Employer, Employee, and Engagement.

Employer

- Enterprise-wide platform for purchasing industry-specific uniforms and "swag"

- Custom embroidery and logo options

- Online platform with a unified shopping experience for all employees

- Multiple invoicing options including point of sale and monthly

Employee
- Standardized appearance of customer-facing uniforms

- Employee stipend programs

- Employee ordering, order batching, and bulk delivery options

- Payroll deduction options

Engagement
- Platform allows for easy 50% net profit sharing

- Profit sharing acts as an engagement and retention tool for employees and customers, supporting the favorite charity of:
  ➤ A leader whose sister is a Type I diabetic
  ➤ An employee battling breast cancer
  ➤ A valued customer whose son has

autism

- Personalized donations build loyalty and promote ownership among employees and customers

Market breakdown

- The United States apparel market generated $350B in 2023 and is expected to grow annually by 2.11% (CAGR 2023-2028).
  ➤ Largest segment is Women's Apparel with a market volume of $187B 2023
  ➤ Per person revenues are $1.03K

- Per piece volume is expected to amount to 32.2B pieces by 2028
  ➤ The average volume per person is expected to amount to 88 pieces.

- Roughly 94% of sales in the apparel market is attributable to non-luxury goods.

- Online revenue shares were 33% in 2022 and expected to increase to nearly 40% by 2027 with greater than 60% of those sales occurring by mobile phone

- Although there are historically

recognizable brands, no brand captures even 10% of the market (very little brand loyalty in the market as a whole)
➤ Nike (3%), Lululemon (2%), Under Armor (2%), Wrangler (1%)
➤ Market advantage to sales channels that offer multiple brands.

What does all this mean for Just Cause Apparel?

The fragmented market indicates an opportunity for us to establish Just Cause Apparel as a brand-neutral, enterprise-wide apparel provider, focusing on our unique angle of charitable contributions. This angle provides a defensible point of differentiation in an otherwise undifferentiated, commodity market. This scenario allows for Just Cause Apparel to be an alternative to a company's current apparel suppliers providing an easy, one-stop solution to the uniform and apparel needs of any sized company.

Competitive landscape

While there is no shortage of apparel providers, Just Cause represents the opportunity for corporations to do good while making everyday apparel purchases.

Although some apparel brands like Patagonia and Cotopaxi are known for being charitable, Just Cause stands alone as the only platform that puts the customer in control of the giving.

Go-To-Market Strategy

Our go-to-market strategy centers around a relationally-driven enterprise sales motion. We have already identified a set of top-tier talent who are deeply connected within their industries and will leverage these leaders to accelerate our growth. This team represents a combined 80 years of Sales and Healthcare experience, wielding both the insight and how-how to quickly win market share

Just Cause Apparel is infusing philanthropy into an otherwise undifferentiated, commodity market. Armed with this knowledge, we are underpinning our relational sales strategy with an integrated marketing plan built on philanthropy and storytelling. Marketing and Philanthropy will work together to tell our story of impact while assisting the sales team with collateral and events. In addition to storytelling, our Philanthropic partnerships will double as lead generators, connecting us with the corporate supporters of our charity partners

Investment Summary

Terms

Raise Amount: **up to $1.2M**

Investment Type: **Convertible Notes**

Discount rate: **20%**

Valuation cap: **$5M**

Interest rate: 8%

Expected maturity: **3-4 years**

Use of Funds

We will use the funding to build out a robust revenue-generating, Go-To-Market engine, operationalizing the success we have experienced with relationship-based customer acquisition.

- Sales & Business Development

- Marketing & Digital Presence

- Scalable Online Tech Infrastructure

- Operations & Logistics

Donor-Advised Funds

Due to Just Cause Apparel's commitment to their purpose-driven business model, investments from your donor-advised fund may be eligible for use in this offering through Abundance Capital. Please contact Margaret Gifford at Abundance Capital to explore how you might be able to use tax-advantaged money to invest in this company for an even greater philanthropic impact.

Our People



Scott Porter, CEO

Scott is an orthopedic surgical oncologist who has over 20 years of clinical experience and a national reputation in medicine. He is also an ardent philanthropist with a passion for entrepreneurialism and has led JCA from its founding. Scott has an MD from Yale University and an MBA from Northwestern

University's Kellogg School of Management.



Karla Bakersmith, COO

Karla Bakersmith is the retired Founder, CEO, and President of Scrubs & Beyond, LLC. She started the company in 2000 and grew it into the largest retailer of medical apparel and accessories in the country with a customer-facing, online presence and 125 retail stores. Karla is passionate about mentoring and has spent numerous hours as a coach, a mentor, and a strong advocate of young entrepreneurs helping to grow their careers. She has her degree in Business Administration from Southeast Missouri State University.



Alicia Keely, Director of Operations

Alicia is an operational expert that has worked in healthcare for the past 18 years in various operational capacities. She has served as a program administrator for multiple successful surgical training programs. She has a degree in Business Administration from Lander University with an emphasis in healthcare management.



Stephanie Harris, Director of Product Management

Stephanie Harris, Director of Product Management at Just Cause Apparel, earned a degree in Business Administration from Maryville University. She is a customer-centric, process improving, problem solving leader with 20 years of experience in the medical apparel industry. Utilizing technical and operational knowledge, cross-functional collaboration and recognized team building abilities, she specializes in streamlining, reducing costs, and creating cohesive productive teams who meet and exceed goals together. Above all, her passion for improving the customer experience is evident in all she does.

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Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity [here](#).

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

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